Financial REVIEW

Management's Discussion and
Analysis of Consolidated Operations             16

Selected Financial Data                         20

Statements of Consolidated Income               21

Consolidated Balance Sheets                     22

Statements of Shareholders' Equity              23

Statements of Consolidated Cash Flows           24

Notes to Consolidated Financial Statements      25

Independent Auditors' Report                    41

Report of Management                            42

Quarterly Results of Operations/
Price Range of Stock and Dividend Data          43


                                                            OGDEN CORPORATION/15

Ogden Corporation and Subsidiaries
Management's Discussion and Analysis of Consolidated Operations

The following discussion and analysis should be read in conjunction with the Corporation's Financial Statements and notes thereto.

     Operations: Revenues for 1996 were $153,900,000 lower than the comparable period of 1995. Revenues in Facility Services declined $111,000,000, primarily reflecting the sale of its operations outside of New York as of June 30, 1996; Technology Services revenues declined $63,800,000, reflecting the disposition of certain of those businesses sold in late 1995 and 1996, partially offset by increased revenues of its remaining business, Atlantic Design Company (ADC), a contract manufacturing operation; construction revenues declined $66,500,000, primarily due to the completion of the Montgomery County (Maryland) waste-to-energy facility in August 1995 and reduced construction at the Detroit (Michigan) facility; Aviation Services revenues declined $37,300,000, chiefly associated with reduced activity in the air range and pilot training systems company, the sale of the ground handling service operations at John F. Kennedy International Airport in 1996, and a Brazilian aviation unit disposed of in 1995; and Ogden Environmental revenues declined $24,200,000, primarily due to the sale of its laboratory business in January 1996. These revenue decreases were partially offset by increased revenues of $90,600,000 in Entertainment Services, primarily reflecting new contracts, increased customer activity, primarily at sports venues, the start-up of operations in Europe and Argentina, and the acquisition of Florida Leisure, Inc., in 1996; increased Waste-to-Energy Services revenues of $41,300,000, reflecting the full commercial operations of the Onondaga County (New York) and Montgomery County facilities, which commenced operations in March and August 1995, respectively, increased activity and efficiency at other facilities, and the effect of certain legal settlements; and a net gain of $13,200,000 from the disposition of certain businesses in 1996.

     Consolidated operating income for 1996 was $118,200,000, as compared with $49,369,000 in 1995. Operating income for 1995 was reduced by a net charge of $69,300,000, which reflected the early adoption of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"; restructuring initiatives; and other unusual losses and costs that totaled $82,800,000, which were reduced by a gain of $13,500,000 from the sale of a noncore business. In addition, 1996 operating income reflects an increase of $21,500,000 in Waste-to-Energy Services income (service revenues less operating costs and debt service charges), chiefly associated with the effect of certain legal settlements in 1995 and 1996 and restructuring costs incurred in 1995, partially offset by a facility shutdown for major boiler repairs, decreased energy rates at one facility, and reduced profitability at several facilities; an increase of $19,000,000 in Entertainment Services income, primarily due to new contracts, increased customer activity, a reduction in losses in European operations, the start-up of operations in Argentina, and the acquisition of Florida Leisure, Inc., in 1996; a net gain of $13,200,000 from the disposition of certain noncore services businesses, namely the sale of Facility Services' operations outside of New York and of a unit of the Technology Services group--Ogden Professional Services--and the discontinuance of asbestos abatement operations; and reduced costs of approximately $4,700,000, reflecting initial benefits derived from restructuring initiatives commenced in 1995. Operating income for 1996 also reflects a reduction of $26,900,000 in construction income, reflecting the completion of the Montgomery County facility in August 1995 and reduced activity at the Detroit facility; a reduction of $28,000,000 in operating income of Technology Services associated with businesses that have been disposed of and reduced margins, higher operating costs, adjustments to inventories, and deferred charges at ADC and lower income in its overseas operations; and a reduction of $3,500,000 in Independent Power Services income, primarily due to increased development costs. Energy has three interest rate swap agreements entered into as hedges against interest rate exposure on three series of adjustable-rate project debt that resulted in additional debt service of $700,000 in 1996 and lower debt service of $230,000 in 1995. The effect of these swap agreements on the weighted-average interest rate of project debt was not significant.

     Interest income for 1996 was relatively comparable with 1995. Interest expense for 1996 was $1,900,000 lower than 1995, chiefly associated with lower borrowings, lower interest rates on variable-rate debt, and a reduction in interest costs on two interest rate swap agreements covering notional amounts of $100,000,000 and $6,300,000, respectively. The first swap agreement expires on December 16, 1998, and was entered into in order to convert Ogden's fixed-rate $100,000,000, 9.25% debentures into variable-rate debt. The second swap agreement expires November 20, 2000, and was entered into in


16/OGDEN CORPORATION

December 1995 in order to convert Ogden's $6,300,000 variable-rate debt to a fixed rate. These agreements resulted in additional interest expense of $200,000 in 1996 and $600,000 in 1995. The effect of these swap agreements on the weighted-average interest rate was not significant.

     Equity in net income of investees and joint ventures for 1996 was $3,300,000 lower, primarily reflecting reduced earnings in Independent Power joint ventures due to reduced prices.

     The effective income tax rate for 1996 was 42.1%, compared with 84.5% in 1995. This decrease of 42.4% was primarily due to the effect of adopting SFAS No. 121 in 1995, which included the write-down of goodwill, for which the Corporation did not receive tax benefits, as well as higher foreign tax rates and certain nondeductible foreign losses in 1995, which did not recur in 1996.
Note 23 to the Consolidated Financial Statements contains a more detailed reconciliation of the variances from the Federal statutory income tax rate.

     Revenues for 1995 were $80,400,000 higher than the comparable period of 1994, primarily due to increased revenues of $67,300,000 in Aviation Services, reflecting the acquisition in 1995 of an air range and pilot training systems company, four airline catering kitchens in the Canary and Balearic Islands, and in late 1994, an airline cargo operation at Heathrow Airport in the United Kingdom; $56,100,000 in Entertainment Services, chiefly associated with new contracts at Wrigley Field, the Target Center, General Motors Place, and amphitheaters, as well as the start-up of operations in the United Kingdom; $39,100,000 in Technology Services due to increased customer activity and new contracts in the ADC operations as well as the start-up of operations in Ireland; $35,400,000 in Waste-to-Energy Services, primarily due to revenues generated at the Lee County (Florida), Onondaga County, and Montgomery County facilities, which commenced commercial operations in December 1994 and March and August 1995, respectively; $31,100,000 in Independent Power Services, primarily reflecting the acquisition of SIGC in December 1994; and $17,500,000 in Facility Services, reflecting several new contracts and increased customer activity. These increases were partially offset by a decrease of $143,200,000 in construction revenues due primarily to the completion of the Union County (New Jersey) and Lee County facilities in May and December 1994, respectively; reduced construction activity at the Montgomery County facility; and a reduction of $26,100,000 in revenues from the gain on the sale of limited partnership interests and related tax benefits in 1994, which did not recur in 1995.

     Consolidated operating income for 1995 was $92,400,000 lower than 1994, primarily reflecting the effects of the early adoption of SFAS No. 121; restructuring initiatives; and other unusual losses and costs totaling $82,800,000, which were reduced by a gain of $13,500,000 from the sale of a noncore business, for a net charge of $69,300,000. The charges principally related to the early adoption of SFAS No. 121, amounting to $45,300,000, included anticipated losses on the sale of noncore businesses of $32,800,000; costs of restructuring initiatives of $8,200,000; and an impairment loss of $12,200,000 for the write-down of certain deferred charges relating to a previously awarded contract not expected to be completed, unusual waste-to-energy repair costs, and an adjustment of inventory balances resulting from a physical inventory. Also included in the second quarter of 1995 was a charge of $17,100,000 relating to the write-off of accounts receivable of $10,300,000, disposal of inventory of $3,900,000, and $2,900,000 of costs related to curtailment of operations--all at Ogden Communications, Inc. Of the net charge of $69,300,000, $36,900,000 was applicable to the Services segment and $32,400,000 pertained to Energy. (Also see Notes 21 and 22 to the Consolidated Financial Statements for further information.)

     Before the charges discussed above, consolidated operating income for 1995 would have been $23,100,000 lower than 1994, primarily reflecting lower income of $26,100,000 due to the gain on the sale of limited partnership interests in and related tax benefits of the Onondaga County facility in 1994, which did not recur in 1995; lower income of $10,500,000 in Entertainment Services, primarily reflecting development costs in Europe, lower income from the Corel Centre, and costs associated with the acquisition of Firehole Entertainment Corp.; lower income of $6,800,000 at Ogden Environmental, primarily due to reduced activity in the environmental laboratory area; and lower income of $3,200,000 in Water/Wastewater Treatment Services, its first year of operations, primarily reflecting continuing development costs. These decreases were partially offset by increased income of $9,000,000 in construction activities, primarily reflecting increased activity on the Detroit facility and an early completion bonus on the Montgomery County facility; increased income of $5,600,000 in Independent


                                                            OGDEN CORPORATION/17

Power Services, primarily due to the acquisition of SIGC in 1994; and increased income of $2,600,000 in Waste-to-Energy Services income (service revenues less operating costs and debt service charges), primarily reflecting increased income from the full commercial operations of the Lee County, Onondaga County, and Montgomery County facilities, as well as enhanced performance at the Honolulu (Hawaii) facility, offset in part by lower income at the Union County and Hartford (Connecticut) facilities resulting from lower margins in 1995 than 1994 due to a contract renegotiation. Energy has three interest rate swap agreements entered into as hedges against interest rate exposure on three series of adjustable-rate project debt that resulted in lower debt service of $230,000 in 1995 and additional debt service of $1,400,000 in 1994. The effect of these swap agreements on the weighted-average interest rate was not significant.

     Interest income for 1995 was $2,400,000 higher than 1994, primarily reflecting interest earned on loans made in the second half of 1994. Interest expense was $6,800,000 higher, chiefly associated with higher interest rates on variable-rate debt, higher borrowings, and a net increase of $1,412,000 in interest costs on two interest rate swap agreements covering notional amounts of $100,000,000 each. One swap agreement expired in March 1994. The other swap agreement expires on December 16, 1998. These swap agreements were entered into in order to convert Ogden's fixed-rate $100,000,000, 9.25% debentures into variable-rate debt. During 1995, Ogden paid $603,000 on the remaining swap, while in 1994, Ogden received $809,000 on the two swaps. The effect of these swap agreements on the weighted-average interest rate was not significant.

     The effective income tax rate for 1995 was 84.5%, compared with 44.4% for 1994. This increase of 40.1% was primarily due to the effect of adopting SFAS No. 121 in 1995, which included the write-down of goodwill, for which the Corporation will not receive tax benefits, as well as higher foreign tax rates and certain nondeductible foreign losses. Note 23 to the Consolidated Financial Statements contains a more detailed reconciliation of the variances from the Federal statutory income tax rate.

     Capital Investments and Commitments: During 1996, capital investments amounted to $64,191,000, of which $14,303,000, inclusive of restricted funds transferred from funds held in trust, was for Energy (principally Independent Power) facilities and $49,888,000 was for normal replacement and growth in Services' and Energy's operations.

     At December 31, 1996, capital commitments amounted to $121,900,000, which included $44,500,000 for normal replacement, modernization, and growth in Services' ($35,100,000) and Energy's ($9,400,000) operations. Also included was $74,600,000 for a coal-fired power project in The Philippines reflecting $55,200,000 for a mandatory equity contribution, $5,700,000 for contingent equity contributions, and $13,700,000 for a standby letter of credit in support of debt service reserve requirements. Funding for the mandatory equity contribution has been provided by a credit facility, which must be repaid in December 2001. The Corporation also has a $2,800,000 contingent equity contribution in an entertainment joint venture. In addition, compliance with standards and guidelines under the Clean Air Act Amendments of 1990 may require further capital expenditures of $30,000,000 during the next four years.

     Ogden and certain of its subsidiaries have issued or are party to performance bonds and guarantees and related contractual obligations undertaken mainly pursuant to agreements to construct and operate certain waste-to-energy, entertainment, and other facilities. In the normal course of business, they also are involved in legal proceedings in which damages and other remedies are sought. Management does not expect that these contractual obligations, legal proceedings, or any other contingent obligations incurred in the normal course of business will have a material adverse effect on Ogden's Consolidated Financial Statements.

     During 1994, a subsidiary of the Corporation entered into a 30-year facility management contract, pursuant to which it agreed to advance funds to a customer, if necessary, to assist refinancing senior secured debt incurred in connection with construction of the facility. Such refinancing requirements are currently scheduled to amount to $75,000,000 at the refinancing date, which is January 1, 2001. It is expected that these arrangements will be renegotiated to provide for an Ogden obligation to purchase such senior secured debt in the amount of $95,000,000 at the end of March 2000 if the debt is not refinanced. In addition, at December 31, 1996, the Corporation has guaranteed indebtedness of $16,100,000 of an affiliate and principal tenant of this customer, which is due in September 1997.


18/OGDEN CORPORATION

Ogden continues as guarantor of surety bonds and letters of credit totaling approximately $15,100,000 on behalf of International Terminal Operating Co. Inc. and has guaranteed borrowings of certain customers amounting to approximately $26,700,000 as well as $10,500,000 of borrowings of joint ventures in which Ogden has an equity interest. Management does not expect that these arrangements will have a material adverse effect on Ogden's Consolidated Financial Statements.

     Liquidity/Cash Flow: Net cash provided by operating activities in 1996 was $103,900,000 higher than 1995, primarily reflecting higher net income of $57,100,000; a decrease of $98,500,000 in receivables chiefly associated with the sale of certain businesses; a decrease in contract acquisition costs of $13,700,000; and reduced Federal income tax payments of $12,100,000. These increases in the net cash provided by operating activities were partially offset by $45,300,000, being the write-down of long-lived assets in 1995, which did not recur in 1996; an increase in inventories of $15,500,000; and $16,700,000 in lower amortization of underwriters' discounts, lower restructuring costs, the effect of certain legal settlements, and other noncash items included in income.

     Net cash provided by investing activities was $64,600,000 higher, primarily reflecting $72,900,000 of increased proceeds from the sale of certain businesses; $28,600,000 in reduced investments in Energy facilities and other capital expenditures; a decrease of $8,000,000, primarily reflecting reduced equity investments and advances to investee affiliates; and the collection of long-term receivables of $13,400,000. These increases in funds provided by investing activities were partially offset by reduced proceeds of $58,200,000 from the sale of marketable securities.

     Net cash used in financing activities increased $104,200,000, primarily reflecting increased revolving credit debt repayments of $48,000,000; a reduction of $34,400,000 in new borrowings; and a $5,600,000 decrease in restricted funds used. The increases in borrowings for Energy facilities and the payment of debt include the refinancing of project debt in 1996 in excess of the amounts refinanced in 1995.

     Exclusive of changes in Energy facility construction activities, the Corporation's various types of contracts are not expected to have a material effect on liquidity. Debt service associated with project debt, which is an explicit component of a client community's obligation under its service agreement, is paid as it is billed and collected. Cash required for investing and financing activities is expected to be satisfied from operating activities; available funds, including short-term investments; proceeds from the sale of noncore businesses; and the Corporation's unused credit facilities to the extent needed.

     At December 31, 1996, the Corporation had $140,800,000 in cash and cash equivalents and unused revolving credit lines of $217,350,000.

     The Corporation adopted American Institute of Certified Public Accountants Statement of Position No. 96-1, "Environmental Remediation Liabilities," at December 31, 1996. Management has concluded that it does not have any liability or disclosure requirements as a result of adopting this Statement of Position.


                                                            OGDEN CORPORATION/19

Ogden Corporation and Subsidiaries
Selected Financial Data

------------------------------------------------------------------------------------------------------------------------------------
December 31,                                                 1996             1995             1994             1993           1992
------------------------------------------------------------------------------------------------------------------------------------
(In thousands of dollars, except per-share amounts)

Total Revenues ....................................    $2,031,081       $2,184,993       $2,104,547       $2,035,860     $1,766,443
                                                       ----------       ----------       ----------       ----------     ----------
Income before cumulative effect
of changes in accounting principles ...............        64,534            7,444           67,826           62,130         60,767

Cumulative effect of changes in
accounting principles .............................                                          (1,520)          (5,340)        (5,186)
                                                       ----------       ----------       ----------       ----------     ----------
Net income ........................................        64,534            7,444           66,306           56,790         55,581
                                                       ----------       ----------       ----------       ----------     ----------

Earnings per common share
before cumulative effect of changes
in accounting principles ..........................          1.30             0.15             1.55             1.43           1.41
Cumulative effect of changes in
accounting principles .............................                                           (0.03)           (0.12)         (0.12)
                                                       ----------       ----------       ----------       ----------     ----------
Total .............................................          1.30             0.15             1.52             1.31           1.29
                                                       ----------       ----------       ----------       ----------     ----------

Earnings per common share--
assuming full dilution--before cumulative
effect of changes in accounting principles ........          1.29             0.15             1.54             1.42           1.40
                                                       ----------       ----------       ----------       ----------     ----------
Cumulative effect of changes in
accounting principles .............................                                           (0.03)           (0.12)         (0.12)
                                                       ----------       ----------       ----------       ----------     ----------
Total .............................................          1.29             0.15             1.51             1.30           1.28
                                                       ----------       ----------       ----------       ----------     ----------
Total Assets ......................................     3,597,532        3,652,671        3,644,886        3,340,729      3,187,826
                                                       ----------       ----------       ----------       ----------     ----------
Long-Term Obligations .............................     1,958,717        2,044,186        2,047,031        1,946,547      2,003,091
                                                       ----------       ----------       ----------       ----------     ----------
Shareholders' Equity ..............................       550,925          546,978          596,818          486,267        481,084
                                                       ----------       ----------       ----------       ----------     ----------
Shareholders' Equity Per Common Share .............         11.06            11.04            12.21            11.15          11.11
                                                       ----------       ----------       ----------       ----------     ----------
Cash Dividends Declared Per
Common Share ......................................          1.25             1.25             1.25             1.25           1.25
                                                       ----------       ----------       ----------       ----------     ----------

Net income in 1995 reflects a net after-tax charge of $48.9 million, or $.99 per share. (See Notes 21 and 22 to the Consolidated Financial Statements.)

Net income in 1993 was reduced by $.08 per share, reflecting the retroactive effect of the increased Federal income tax rate that was enacted in August 1993 on the previous years' deferred income tax balances.


20/OGDEN CORPORATION

Ogden Corporation and Subsidiaries
Statements of Consolidated Income

------------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                                   1996                  1995                   1994
------------------------------------------------------------------------------------------------------------------------------------
Service revenues .................................................      $ 1,392,686,000       $ 1,563,748,000       $ 1,408,710,000
Net sales ........................................................          621,830,000           551,345,000           456,586,000
Construction revenues ............................................            3,402,000            69,900,000           213,125,000
Net gain on sale of businesses ...................................           13,163,000
Gain on sale of limited partnership interests ....................                                                       26,126,000
                                                                        ---------------       ---------------       ---------------
Total revenues ...................................................        2,031,081,000         2,184,993,000         2,104,547,000
                                                                        ---------------       ---------------       ---------------
Operating costs and expenses .....................................        1,089,265,000         1,318,847,000         1,127,348,000
Costs of goods sold ..............................................          592,223,000           518,457,000           405,190,000
Construction costs ...............................................            2,196,000            41,756,000           194,022,000
Selling, administrative, and general expenses ....................          119,147,000           144,714,000           135,852,000
Debt service charges .............................................          110,055,000           111,850,000           100,358,000
                                                                        ---------------       ---------------       ---------------
Total costs and expenses .........................................        1,912,886,000         2,135,624,000         1,962,770,000
                                                                        ---------------       ---------------       ---------------
Consolidated operating income ....................................          118,195,000            49,369,000           141,777,000
Equity in net income of investees and joint ventures .............            3,604,000             6,866,000             7,683,000
Interest income ..................................................           15,142,000            15,126,000            12,709,000
Interest expense .................................................          (28,572,000)          (30,491,000)          (23,655,000)
Other income (deductions)--net ...................................            1,272,000              (344,000)              850,000
                                                                        ---------------       ---------------       ---------------
Income before income taxes and minority interests ................          109,641,000            40,526,000           139,364,000
Income taxes .....................................................          (46,161,000)          (34,237,000)          (61,883,000)
Minority interests ...............................................            1,054,000             1,155,000            (9,655,000)
                                                                        ---------------       ---------------       ---------------

Income before cumulative effect of change in
accounting principle .............................................           64,534,000             7,444,000            67,826,000
Cumulative effect of change in accounting principle
(net of income taxes of $1,100,000)  .............................                                                       (1,520,000)
                                                                        ---------------       ---------------       ---------------
Net income .......................................................      $    64,534,000       $     7,444,000       $    66,306,000
                                                                        ===============       ===============       ===============

Earnings (Loss) Per Common Share:
Income before cumulative effect of change in
accounting principle .............................................      $          1.30       $           .15       $          1.55
Cumulative effect of change in accounting principle ..............                                                            (0.03)
                                                                        ---------------       ---------------       ---------------
Total ............................................................      $          1.30       $          0.15       $          1.52
                                                                        ===============       ===============       ===============

Earnings (Loss) Per Common Share--Assuming
Full Dilution:
Income before cumulative effect of change in
accounting principle .............................................      $          1.29       $          0.15       $          1.54
Cumulative effect of change in accounting principle ..............                                                            (0.03)
                                                                        ---------------       ---------------       ---------------
Total ............................................................      $          1.29       $          0.15       $          1.51
                                                                        ===============       ===============       ===============

See Notes to Consolidated Financial Statements


                                                            OGDEN CORPORATION/21

Ogden Corporation and Subsidiaries
Consolidated Balance Sheets

------------------------------------------------------------------------------------------------------------------------------------
Assets                                                                      December 31,                 1996                  1995
------------------------------------------------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents...............................................................       $  140,824,000        $   96,782,000
Marketable securities available for sale................................................                                 13,939,000
Restricted funds held in trust..........................................................          101,326,000            95,238,000
Receivables (less allowances: 1996, $38,275,000 and 1995, $37,039,000)..................          503,424,000           597,644,000
Inventories.............................................................................           56,566,000            36,583,000
Deferred income taxes...................................................................           31,434,000            31,979,000
Other...................................................................................           52,598,000            54,201,000
                                                                                               --------------        --------------
Total current assets....................................................................          886,172,000           926,366,000

Property, plant, and equipment--net......................................................       1,851,304,000         1,879,179,000
Restricted funds held in trust..........................................................          209,485,000           218,551,000
Unbilled service and other receivables (less allowances: 1996, $6,000,000)..............          218,422,000           191,753,000
Unamortized contract acquisition costs..................................................          138,777,000           148,342,000
Goodwill and other intangible assets....................................................           81,555,000            87,596,000
Other assets............................................................................          211,817,000           200,884,000
                                                                                               --------------        --------------

Total Assets............................................................................       $3,597,532,000        $3,652,671,000
                                                                                               ==============        ==============

-----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------
Liabilities:
Current Liabilities:
Current portion of long-term debt ........................................                     $    3,560,000        $    4,680,000
Current portion of project debt ..........................................                         60,966,000            55,774,000
Dividends payable ........................................................                         15,547,000            15,294,000
Accounts payable .........................................................                        104,978,000           114,648,000
Federal and foreign income taxes payable .................................                          7,648,000
Accrued expenses, etc ....................................................                        302,597,000           291,421,000
Deferred income ..........................................................                         46,228,000            28,702,000
                                                                                               --------------        --------------
Total current liabilities ................................................                        541,524,000           510,519,000
Long-term debt ...........................................................                        309,377,000           344,333,000
Project debt .............................................................                      1,500,690,000         1,551,203,000
Deferred income taxes ....................................................                        325,925,000           310,400,000
Other liabilities ........................................................                        212,538,000           230,558,000
Minority interests .......................................................                          7,903,000            10,030,000
Convertible subordinated debentures ......................................                        148,650,000           148,650,000
                                                                                               --------------        --------------
Total Liabilities ........................................................                      3,046,607,000         3,105,693,000
                                                                                               --------------        --------------

Shareholders' Equity:
Serial cumulative convertible preferred stock, par value $1.00 per share;
authorized, 4,000,000 shares; shares outstanding: 47,689 in 1996 and 49,469
in 1995, net of treasury shares of 29,820 in 1996 and 1995 .............................               48,000                50,000
Common stock, par value $.50 per share; authorized, 80,000,000 shares;
shares outstanding: 49,744,527 in 1996 and 49,467,781 in 1995, net of
treasury shares of 3,606,123 and 3,735,123 in 1996 and 1995, respectively ..............           24,872,000            24,734,000
Capital surplus ........................................................................          202,162,000           197,921,000
Earned surplus .........................................................................          330,302,000           328,047,000
Cumulative translation adjustment--net .................................................           (5,768,000)           (2,657,000)
Pension liability adjustment ...........................................................             (565,000)             (760,000)
Net unrealized loss on securities available for sale ...................................             (126,000)             (357,000)
                                                                                               --------------        --------------
Total Shareholders' Equity .............................................................          550,925,000           546,978,000
                                                                                               --------------        --------------
Total Liabilities and Shareholders' Equity .............................................       $3,597,532,000        $3,652,671,000
                                                                                               ==============        ==============

See Notes to Consolidated Financial Statements


22/OGDEN CORPORATION

Ogden Corporation and Subsidiaries
Statements of Shareholders' Equity

----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                                                                        1996
----------------------------------------------------------------------------------------------------------------------------
                                                                                                Shares               Amounts
----------------------------------------------------------------------------------------------------------------------------

Serial Cumulative Convertible Preferred Stock, Par Value $1.00 Per Share;
Authorized, 4,000,000 Shares:
Balance at beginning of year.........................................................           79,289       $        80,000
Shares converted into common stock...................................................           (1,780)               (2,000)
                                                                                            ----------       ---------------
Total................................................................................           77,509                78,000
Treasury shares......................................................................          (29,820)              (30,000)
                                                                                            ----------       ---------------
Balance at end of year (aggregate involuntary
liquidation value--1996, $961,000)....................................................          47,689                48,000
                                                                                            ----------       ---------------

Common Stock, Par Value $.50 Per Share;
Authorized, 80,000,000 Shares:
Balance at beginning of year.........................................................       53,202,904            26,602,000
Acquisition of Ogden Projects, Inc., minority interests..............................
Exercise of stock options, less common stock utilized................................          137,134                68,000
Shares used for pooling of interests.................................................
Conversion of preferred shares.......................................................           10,612                 5,000
                                                                                            ----------       ---------------
Total................................................................................       53,350,650            26,675,000
                                                                                            ----------       ---------------
Treasury shares at beginning of year.................................................        3,735,123             1,868,000
Exercise of stock options............................................................         (129,000)              (65,000)
                                                                                            ----------       ---------------
Treasury shares at end of year.......................................................        3,606,123             1,803,000
                                                                                            ----------       ---------------
Balance at end of year...............................................................       49,744,527            24,872,000
                                                                                            ----------       ---------------

-----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                                                                        1995
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                Shares               Amounts
-----------------------------------------------------------------------------------------------------------------------------

Serial Cumulative Convertible Preferred Stock, Par Value $1.00 Per Share;
Authorized, 4,000,000 Shares:
Balance at beginning of year.........................................................           83,323       $        84,000
Shares converted into common stock...................................................           (4,034)               (4,000)
                                                                                            ----------       ---------------
Total................................................................................           79,289                80,000
Treasury shares......................................................................          (29,820)              (30,000)
                                                                                            ----------       ---------------
Balance at end of year (aggregate involuntary
liquidation value--1996, $961,000)....................................................          49,469                50,000
                                                                                            ----------       ---------------

Common Stock, Par Value $.50 Per Share;
Authorized, 80,000,000 Shares:
Balance at beginning of year.........................................................       52,641,215            26,320,000
Acquisition of Ogden Projects, Inc., minority interests..............................
Exercise of stock options, less common stock utilized................................           10,735                 6,000
Shares used for pooling of interests.................................................          526,869               264,000
Conversion of preferred shares.......................................................           24,085                12,000
                                                                                            ----------       ---------------
Total................................................................................       53,202,904            26,602,000
                                                                                            ----------       ---------------
Treasury shares at beginning of year.................................................        3,864,123             1,932,000
                                                                                            ----------       ---------------
Exercise of stock options............................................................         (129,000)              (64,000)
                                                                                            ----------       ---------------
Treasury shares at end of year.......................................................        3,735,123             1,868,000
                                                                                            ----------       ---------------

Balance at end of year...............................................................       49,467,781            24,734,000
                                                                                            ----------       ---------------


-----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                                                                       1994
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                Shares               Amounts
-----------------------------------------------------------------------------------------------------------------------------

Serial Cumulative Convertible Preferred Stock, Par Value $1.00 Per Share;
Authorized, 4,000,000 Shares:
Balance at beginning of year.........................................................           87,017       $        87,000
Shares converted into common stock...................................................           (3,694)               (3,000)
                                                                                            ----------       ---------------
Total................................................................................           83,323                84,000
Treasury shares......................................................................          (29,820)              (30,000)
                                                                                            ----------       ---------------
Balance at end of year (aggregate involuntary
liquidation value--1996, $961,000)....................................................          53,503                54,000
                                                                                            ----------       ---------------

Common Stock, Par Value $.50 Per Share;
Authorized, 80,000,000 Shares:
Balance at beginning of year.........................................................       47,472,245            23,736,000
Acquisition of Ogden Projects, Inc., minority interests..............................        5,139,939             2,570,000
Exercise of stock options, less common stock utilized................................            6,977                 3,000
Shares used for pooling of interests.................................................
Conversion of preferred shares.......................................................           22,054                11,000
                                                                                            ----------       ---------------
Total................................................................................       52,641,215            26,320,000
                                                                                            ----------       ---------------
Treasury shares at beginning of year.................................................        3,973,123             1,986,000
Exercise of stock options............................................................         (109,000)              (54,000)
                                                                                            ----------       ---------------

Treasury shares at end of year.......................................................        3,864,123             1,932,000
                                                                                            ----------       ---------------

Balance at end of year...............................................................       48,777,092            24,388,000
                                                                                            ----------       ---------------

------------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                                      1996                 1995                 1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Shares     Amounts   Shares    Amounts   Shares     Amounts
------------------------------------------------------------------------------------------------------------------------------------

Capital Surplus:
Balance at beginning of year ...........................................        197,921,000         194,496,000         100,223,000
Acquisition of Ogden Projects, Inc., minority interests                                                                  91,876,000
Exercise of stock options, less common stock utilized ..................          4,244,000           2,620,000           2,164,000
Arising from pooling of interests ......................................                                813,000
Capital transactions of subsidiary companies--net ......................                                                    241,000
Conversion of preferred shares .........................................             (3,000)             (8,000)             (8,000)
                                                                              -------------       -------------       -------------
Balance at end of year .................................................        202,162,000         197,921,000         194,496,000
                                                                              -------------       -------------       -------------

Earned Surplus:
Balance at beginning of year ...........................................        328,047,000         381,864,000         370,231,000
Net income .............................................................         64,534,000           7,444,000          66,306,000
                                                                              -------------       -------------       -------------

Total ..................................................................        392,581,000         389,308,000         436,537,000
                                                                              -------------       -------------       -------------
Preferred dividends--per share 1996, 1995, and 1994, $3.35 .............            161,000             171,000             184,000
Common dividends--per share 1996, 1995, and 1994, $1.25 ................         62,118,000          61,090,000          54,489,000
                                                                              -------------       -------------       -------------
Total dividends ........................................................         62,279,000          61,261,000          54,673,000
                                                                              -------------       -------------       -------------
Balance at end of year .................................................        330,302,000         328,047,000         381,864,000
                                                                              -------------       -------------       -------------
Cumulative Translation Adjustment--Net .................................         (5,768,000)         (2,657,000)         (1,399,000)
                                                                              -------------       -------------       -------------
Pension Liability Adjustment ...........................................           (565,000)           (760,000)           (441,000)
                                                                              -------------       -------------       -------------
Net Unrealized Loss on Securities Available
For Sale ...............................................................           (126,000)           (357,000)         (2,144,000)
                                                                              -------------       -------------       -------------
Total Shareholders' Equity .............................................      $ 550,925,000       $ 546,978,000       $ 596,818,000
                                                                              =============       =============       =============

See Notes to Consolidated Financial Statements


                                                            OGDEN CORPORATION/23

Ogden Corporation and Subsidiaries
Statements of Consolidated Cash Flows

-------------------------------------------------------------------------------------------------------------------------
For the years ended December 31,                                              1996                1995               1994
-------------------------------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities:
Net income....................................................       $  64,534,000      $    7,444,000      $  66,306,000
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Depreciation and amortization.................................         115,263,000         109,604,000         90,545,000
Deferred income taxes.........................................          20,027,000          18,153,000         37,704,000
Cumulative effect of change in accounting principle...........                                                  1,520,000
Long-lived asset write-downs..................................                              45,260,000
Other.........................................................         (20,663,000)         11,986,000         38,390,000
Management of Operating Assets and Liabilities:
Decrease (Increase) in Assets:
Accounts receivable...........................................          54,633,000         (43,852,000)       (63,527,000)
Inventories...................................................         (27,392,000)        (11,825,000)       (10,878,000)
Other assets..................................................         (25,231,000)        (56,410,000)       (50,717,000)
Increase (Decrease) in Liabilities:
Accounts payable..............................................          (1,608,000)          8,472,000          3,153,000
Accrued expenses..............................................          (1,689,000)          1,920,000         17,629,000
Deferred income...............................................          10,233,000           3,861,000          1,222,000
Other liabilities.............................................         (11,927,000)        (22,369,000)        35,218,000
                                                                      ------------        ------------       ------------
Net cash provided by operating activities.....................         176,180,000          72,244,000        166,565,000
                                                                      ------------        ------------       ------------

Cash Flows From Investing Activities:
Entities purchased, net of cash acquired......................         (16,968,000)        (15,474,000)       (32,404,000)
Proceeds from sale of marketable securities available for sale          13,158,000          71,364,000         63,545,000
Purchase of marketable securities available for sale..........                                                (56,418,000)
Proceeds from sale of businesses..............................          90,946,000          18,000,000         12,516,000
Proceeds from sale of property, plant, and equipment..........           6,803,000           5,402,000          2,824,000
Investments in Energy facilities..............................         (14,303,000)        (26,827,000)       (76,686,000)
Other capital expenditures....................................         (49,888,000)        (65,999,000)       (42,961,000)
Decrease (increase) in other receivables......................          10,553,000          (2,809,000)       (21,127,000)
Other.........................................................         (19,985,000)        (27,983,000)           268,000
                                                                      ------------        ------------       ------------
Net cash provided by (used in) investing activities...........          20,316,000         (44,326,000)      (150,443,000)
                                                                      ------------        ------------       ------------

Cash Flows From Financing Activities:
Borrowings for Energy facilities..............................         124,272,000          96,822,000
Decrease in funds held in trust...............................           3,903,000           9,514,000         52,337,000
Other new debt................................................           6,552,000          40,948,000         31,589,000
Payment of debt...............................................        (229,206,000)       (139,205,000)       (38,455,000)
Dividends paid................................................         (62,026,000)        (59,604,000)       (54,630,000)
Proceeds from exercise of stock options.......................           4,377,000           2,691,000          3,524,000
Other.........................................................            (289,000)            630,000         (2,043,000)
                                                                      ------------        ------------       ------------
Net cash used in financing activities.........................        (152,417,000)        (48,204,000)        (7,678,000)
                                                                      ------------        ------------       ------------

Effect of foreign currency exchange rate changes
on cash and cash equivalents..................................             (37,000)           (291,000)          (182,000)
                                                                      ------------        ------------       ------------

Net Increase (Decrease) in Cash and Cash Equivalents..........          44,042,000         (20,577,000)         8,262,000

Cash and Cash Equivalents at Beginning of Year................          96,782,000         117,359,000        109,097,000
                                                                      ------------        ------------       ------------

Cash and Cash Equivalents at End of Year......................        $140,824,000        $ 96,782,000       $117,359,000
                                                                      ============        ============       ============

See Notes to Consolidated Financial Statements


24/OGDEN CORPORATION

Ogden Corporation and Subsidiaries
Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting Policies

     Principles of Consolidation, Combinations, etc.: The Consolidated Financial Statements include the accounts of Ogden Corporation and its subsidiaries (Ogden). Companies in which Ogden has equity investments of 50% or less are accounted for using the "Equity Method," if appropriate. All intercompany transactions and balances have been eliminated.

          In 1996, in transactions accounted for as purchases, Ogden acquired the shares of Florida Leisure, Inc., and Edison (Bataan) Cogeneration Corporation (Bataan) for a total cost of $16,968,000. The operations of these companies have been included in the accompanying financial statements from the dates of acquisition. If Ogden had acquired these companies at January 1, 1995, consolidated revenues, net income, and earnings per share would have been $2,033,000,000, $60,565,000, and $1.22 for 1996 and
     $2,210,000,000, $2,687,000, and $.05 for 1995.

          In December 1995, Ogden issued 526,869 shares of common stock in exchange for all of the outstanding shares of Firehole Entertainment Corp. (Firehole). This transaction was accounted for as a pooling of interests. The accompanying financial statements for 1994 have not been restated to include the accounts of Firehole, since the amounts did not have a significant effect on prior period reported results or balances.

          In addition, in other transactions accounted for as purchases in 1995, Ogden acquired the shares of Applied Data Technology, Inc., an air range and pilot training systems company, and four airline catering kitchens in the Canary and Balearic Islands for a total cost of $15,474,000. The operations of these companies have been included in the accompanying financial statements from dates of acquisition. If Ogden had acquired these companies at January 1, 1994, total revenues, net income, and earnings per share would have been $2,185,000,000, $7,346,000, and $.15 for 1995 and
     $2,157,000,000, $65,255,000, and $1.49 for 1994, respectively. Ogden also acquired a 50% interest in Metropolitan Entertainment Company, Inc.; a 50% interest in IFC, an Australian entertainment company; as well as a 50% interest in SFTA, a Turkish airport handling company.

          On December 29, 1994, in a transaction accounted for as a purchase, Ogden acquired the minority interest in Ogden Projects, Inc. (OPI), for .84 of an Ogden common share for each OPI share. Ogden issued 5,139,939 shares of common stock valued at $18.375 per share for a total purchase price of $94,446,000. The cost of other 1994 acquisitions was $32,404,000.

          In connection with Ogden's restructuring plan, the environmental business of Ogden Environmental and Energy Services (OEES) was transferred to the Energy group, formerly Projects, as of January 1, 1996. In the first quarter of 1996, the laboratory business of OEES and W.J. Schafer Associates, a unit of Ogden Technology Services, were sold. The Ogden Professional Services group, another unit of Ogden Technology Services, was sold in April 1996. In June 1996, the Facility Services group's operations outside of New York were sold, and the asbestos abatement operations were discontinued.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments having original maturities of three months or less.

     Marketable Securities: Marketable securities are classified as available for sale and recorded at current market value. Net unrealized losses on marketable securities available for sale and noncurrent marketable equity securities are charged to Shareholders' Equity (see Note 2).

     Contracts and Revenue Recognition: Service revenues primarily include only the fees for cost-plus contracts and the gross billings for fixed-fee and other types of contracts. Both the service revenues and operating expenses exclude reimbursed expenditures of $357,698,000, $450,696,000, and $439,195,000 for the years ended December 31, 1996, 1995, and 1994, respectively. Subsidiaries engaged in governmental contracting recognize revenues from cost-plus-fixed-fee contracts on the basis of direct costs incurred plus indirect expenses and the allocable portion of the fixed fee. Revenues under time and material contracts are recorded at the contracted rates as the labor hours and other direct costs are incurred. Revenues under fixed-price contracts are recognized on the basis of the estimated percentage of completion of services rendered. Service revenues also include the fees earned under contracts to operate and maintain the waste-to-energy facilities and to service the facilities' debt, with additional fees earned based on excess tonnage processed and energy generation. Long-term unbilled service receivables related to waste-to-energy operations are discounted in recognizing the present value for services performed currently. Such unbilled receivables amounted to $123,420,000 and $108,953,000 at December 31, 1996 and 1995, respectively.
     Subsidiaries engaged in long-term construction contracting record income on the percentage-of-completion method of accounting and recognize income as the work progresses. Anticipated losses on contracts are recognized as soon as they become known.

     Inventories: Inventories, consisting primarily of raw materials and finished goods, are recorded principally at the lower of first-in, first-out cost or market.

     Property, Plant, and Equipment: Property, plant, and equipment is stated at cost. For financial reporting purposes, depreciation is provided by the straight-line method over the estimated useful lives of the assets, which range generally from five years for machinery and equipment to 50 years for waste-to-energy facilities. Accelerated depreciation is generally used for Federal income tax purposes. Leasehold improvements are amortized by the straight-line method over the terms of the leases or the estimated useful lives of the improvements as appropriate. Landfills are amortized based on the quantities deposited into each landfill compared to the total estimated capacity of such landfill. Property, plant, and equipment is periodically reviewed to determine recoverability by comparing the carrying value to expected future cash flows.

     Contract Acquisition Costs: Costs associated with the acquisition of specific contracts are amortized over their respective contract terms.


                                                            OGDEN CORPORATION/25

     Bond Issuance Costs: Costs incurred in connection with the issuance of revenue bonds are amortized over the terms of the respective debt issues.

     Deferred Charges on Projects: Costs incurred in connection with certain project development efforts are deferred until the award of the related project is determined. Costs on awarded projects are deferred until the commencement of construction, at which time they are either capitalized in property, plant, and equipment for privately owned facilities or charged to construction costs for municipally owned facilities. Costs associated with projects that are no longer under consideration are charged to operating costs.

     Restricted Funds: Restricted funds represent proceeds from the financing of waste-to-energy facilities and the operations of a waste-to-energy facility and a power plant. Funds are held in trust and released as expenditures are made or upon satisfaction of conditions provided under the respective trust agreements.

     Interest Rate Swap Agreements: Amounts received or paid relating to swap agreements during the year are credited or charged to interest expense.

     Goodwill: Goodwill acquired subsequent to 1970 is being amortized by the straight-line method over periods ranging from 15 to 40 years. Goodwill acquired prior to 1970 is not being amortized.

     Retirement Plans: The Corporation and certain subsidiaries have several retirement plans covering substantially all of their employees. Certain subsidiaries also contribute to multiemployer plans for unionized hourly employees that cover, among other benefits, pensions and postemployment health care.

     Ogden adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits," as of January 1, 1994. The effect of adopting SFAS No. 112 is shown as a cumulative effect of a change in accounting principle and is reflected as a charge to income of $1,520,000 in 1994.

     Income Taxes: Ogden files a consolidated Federal income tax return, which includes all eligible United States subsidiary companies. Foreign subsidiaries are taxed according to regulations existing in the countries in which they do business. Provision has not been made for United States income taxes on distributions, which may be received from foreign subsidiaries, that would be substantially offset by foreign tax credits. Investment credits are accounted for by the "flow-through" method, and provisions for income taxes have been reduced by the amount of investment credits earned.

     Long-Lived Assets: Ogden adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in the fourth quarter of 1995. The effect of adopting SFAS No. 121 resulted in an after-tax charge of $34,700,000 in 1995 (see Note 21). When indications of impairment are present, the Corporation evaluates the carrying value of its long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Long-lived assets to be disposed of, if any, are evaluated in relation to the net realizable value.

     Reclassification: The accompanying financial statements have been reclassified to conform with the 1996 presentation.

2.   Investments in Marketable Securities Available for Sale

     At December 31, 1996 and 1995, marketable equity and debt securities available for current operations are classified in the balance sheet as current assets and recorded at current market value. Securities held for noncurrent uses, such as nonqualified pension liabilities and a deferred compensation plan, are classified as long-term assets. Net unrealized losses on marketable equity and debt securities and on noncurrent securities are charged to Shareholders' Equity.

     Marketable securities at December 31, 1996 and 1995 (expressed in thousands of dollars), include the following:

                                                                               1996                               1995
     -----------------------------------------------------------------------------------------------------------------------
                                                               Market                             Market
                                                                Value                Cost          Value                Cost
     -----------------------------------------------------------------------------------------------------------------------
     Classified as Current Assets:
     United States government securities................                                        $  1,652            $  1,736
     Tax-exempt municipal bonds.........................                                           6,214               6,374
     Mortgage-backed securities.........................                                           5,560               5,727
     Other securities...................................                                             513                 360
                                                                                                  ------              ------

     Total current......................................                                          13,939              14,197
                                                                                                  ------              ------

     Classified as Noncurrent Assets:
     Mutual and bond funds..............................      $21,159             $21,410         16,538              17,037
                                                              -------             -------         ------              ------

     Total..............................................      $21,159             $21,410        $30,477             $31,234
                                                              =======             =======         ======              ======

          Unrealized holding losses at December 31, 1996 and 1995, amounted to $251,000 and $757,000, respectively. Deferred tax benefits on these losses amounted to $125,000 and $400,000, respectively, resulting in net charges of $126,000 and $357,000, respectively, to Shareholders' Equity.


26/OGDEN CORPORATION

          Proceeds and realized gains and losses from the sales of securities classified as available for sale for the years ended December 31, 1996, 1995, and 1994, were $13,158,000, $1,455,000, and $304,000; $71,364,000,
     $235,000, and $1,749,000; and $63,545,000, $256,700, and $476,400,
     respectively. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification. Marketable securities classified as noncurrent assets are included in Other Assets.

3.   Unbilled Service and Other Receivables

     Unbilled service and other receivables (expressed in thousands of dollars) consisted of the following:

                                                        1996        1995
     -------------------------------------------------------------------
     Unbilled service receivables.................  $123,420    $108,953
     Notes receivable.............................    95,002      82,800

     Total........................................  $218,422    $191,753

     Long-term unbilled service receivables are for services, which have been performed for municipalities, that are due by contract at a later date and are discounted in recognizing the present value of such services. Current unbilled service receivables, which are included in Receivables, amounted to $35,747,000 and $34,482,000 at December 31, 1996 and 1995, respectively.
     Long-term notes receivable primarily represent loans made to the owners of entertainment and sports facilities and notes received relating to the sale of noncore businesses.

4.   Restricted Funds Held in Trust

     Funds held by trustees from proceeds received from the financing of waste-to-energy facilities and the operations of a waste-to-energy facility and a power plant are segregated principally for the construction of the facilities; debt service reserves for payment of principal and interest on project debt; lease reserves for lease payments under operating leases; capitalized interest for payment of interest during the construction period; and deposits of revenues received. Such funds are invested principally in United States Treasury bills and notes and United States government agencies securities.

          Fund balances (expressed in thousands of dollars) were as follows:

                                          1996                    1995
     ---------------------------------------------------------------------------
                                   Current    Noncurrent    Current   Noncurrent
     ---------------------------------------------------------------------------
     Construction funds.......... $  2,888                 $  2,931
     Debt service funds..........   53,960      $142,149     64,706    $144,915
     Revenue funds...............   13,289                   12,173
     Lease reserve funds.........                 19,556                 14,190
     Other funds.................   31,189        47,780     15,428      59,446
                                  --------      --------    -------    --------

     Total....................... $101,326      $209,485    $95,238    $218,551
                                  ========      ========    =======    ========


5.   Property, Plant, and Equipment

     Property, plant, and equipment (expressed in thousands of dollars) consisted of the following:

                                                      1996        1995
     ---------------------------------------------------------------------------
     Land........................................ $    6,654  $    6,667
     Waste-to-energy facilities..................  1,721,670   1,722,375
     Geothermal power plant......................    105,738     105,738
     Buildings and improvements..................    192,566     175,214
     Machinery and equipment.....................    305,723     352,238
     Landfills...................................     14,508      10,927
     Construction in progress....................     47,329      26,864
                                                  ----------  ----------

     Total.......................................  2,394,188   2,400,023
     Less accumulated depreciation and amortization  542,884     520,844
                                                  ----------  ----------

     Property, plant, and equipment--net......... $1,851,304  $1,879,179
                                                  ==========  ==========


                                                            OGDEN CORPORATION/27

6.   Other Assets

     Other assets (expressed in thousands of dollars) consisted of the following:

                                                           1996          1995
     ------------------------------------------------------------------------
     Investment in and advances to investees and
     joint ventures                                    $ 91,980      $ 67,095
     Unamortized bond issuance costs................     35,517        38,473
     Spare parts....................................     17,045        19,544
     Noncurrent securities available for sale.......     21,159        16,538
     Deferred charges on projects...................      3,819        10,975
     Insurance deposits.............................      5,388         5,388
     Other..........................................     36,909        42,871
                                                       --------      --------
     Total..........................................   $211,817      $200,884
                                                       ========      ========


7.   Accrued Expenses, etc.

     Accrued expenses, etc. (expressed in thousands of dollars), consisted of the following:

                                                          1996      1995

     -------------------------------------------------------------------
     Debt service charges and interest.............   $ 32,755  $ 33,886
     Payroll.......................................     23,196    25,743
     Insurance.....................................     45,415    37,278
     Construction costs............................      9,023    12,740
     Operating expenses............................     49,445    37,847
     Municipalities' share of energy revenues......     25,162    18,154
     Retainage payable.............................      2,044     6,641
     Lease payments................................     16,747    12,538
     Payroll and other taxes.......................     16,983    16,171
     Pension and profit sharing....................      7,727     9,050
     Commissions...................................      7,983     8,477
     Other.........................................     66,117    72,896
                                                      --------  --------

     Total.........................................   $302,597  $291,421
                                                      ========  ========

8.   Deferred Income

     Deferred income (expressed in thousands of dollars) comprised the following:

                                                              1996                        1995
     -----------------------------------------------------------------------------------------------------
                                                      Current      Noncurrent      Current      Noncurrent
     -----------------------------------------------------------------------------------------------------
     Sale and leaseback arrangements.............   $ 1,523         $21,963      $ 1,523           $23,360
     Advance billings to municipalities..........    16,505                       11,644
     Other.......................................    28,200                       15,535
                                                    -------         -------      -------           -------

     Total.......................................   $46,228         $21,963      $28,702           $23,360
                                                    =======         =======      =======           =======

     The gain from sale and leaseback transactions consummated in 1986 and 1987 was deferred and is being amortized as a reduction of rental expense. Advance billings to various customers are billed one or two months prior to performance of service and are recognized as income in the period the service is provided. Noncurrent deferred income is included in Other Liabilities.

9.   Long-Term Debt

     Long-term debt (expressed in thousands of dollars) consisted of the following:

                                                           1996         1995
     -----------------------------------------------------------------------
     Adjustable-rate revenue bonds due 2014--2024...   $124,755     $124,755
     9.25% debentures due 2022......................    100,000      100,000
     Variable-rate revolving credit lines...........                  48,000
     Other long-term debt...........................     84,622       71,578
                                                       --------     --------
     Total..........................................   $309,377     $344,333
                                                       ========     ========


28/OGDEN CORPORATION

          The adjustable-rate revenue bonds are adjusted periodically to reflect current market rates for similar issues, generally with an upside cap of 15%. The average rate for this debt was 3.49% and 3.90% in 1996 and 1995, respectively. These bonds were issued under agreements that contain various restrictions, the most significant being the requirements to comply with certain financial ratios and to maintain Shareholders' Equity of at least $400,000,000. At December 31, 1996, Ogden was in compliance with all requirements and had $150,925,000 in excess of the required amount of Shareholders' Equity.

          At December 31, 1996, Ogden had two long-term interest rate swap agreements covering notional amounts of $100,000,000 and $6,300,000, respectively, which expire December 16, 1998, and November 30, 2000, respectively. These swaps were entered into to convert Ogden's fixed-rate $100,000,000, 9.25% debentures due in 2022 to variable-rate debt and Ogden's $6,300,000 variable-rate debt to a fixed rate. On the $100,000,000 swap, Ogden receives a fixed rate of 5.52% per annum paid on a semi-annual basis and pays a floating rate of three months LIBOR set in arrears on a quarterly basis. On the $6,300,000 swap, Ogden pays a fixed rate of 5.83% paid on a quarterly basis and receives a floating rate of three months LIBOR on a quarterly basis. At December 31, 1996, the three-month LIBOR rate was 5.56%. The counterparties to these interest rate swaps are major financial institutions. Management believes its credit risk associated with nonperformance by the counterparties is not significant. Amounts (received) or paid on swap agreements amounted to $200,000, $600,000, and $(809,000) for 1996, 1995, and 1994, respectively, and were (credited) or charged to interest expense. The effect on Ogden's weighted-average borrowing rate for 1996, 1995, and 1994 was an increase (decrease) of .04%, .14%, and (.20)%, respectively.

          Other long-term debt includes an obligation for approximately $28,400,000, representing the equity component of a sale and leaseback arrangement relating to a waste-to-energy facility. This arrangement is accounted for as a financing, has an effective interest rate of 5%, and extends through 2017. Additionally, other long-term debt includes $22,450,000 resulting from the sale of limited partnership interests in and related tax benefits of the Onondaga County, New York, waste-to-energy facility, which has been accounted for as a financing for accounting purposes. This obligation has an effective interest rate of 10% and extends through 2015. The remaining other debt of $33,772,000 consists primarily of debt associated with entertainment facilities in the United Kingdom and Argentina, debt acquired in the Firehole acquisition, and debt associated with an investment in a coal-fired power project in The Philippines. These loans bear various interest rates and maturity dates.

          The maturities on long-term debt (expressed in thousands of dollars) at December 31, 1996, were as follows:

     1997....................................................  $  3,560
     1998....................................................     7,651
     1999....................................................     5,018
     2000....................................................     2,077
     2001....................................................    11,361
     Later years.............................................   283,270
                                                               --------

     Total...................................................   312,937
     Less current portion....................................     3,560
                                                               --------

     Total long-term debt....................................  $309,377
                                                               ========

10.  Project Debt

     Project debt (expressed in thousands of dollars) consisted of the following:

                                                                                                    1996                1995
     -----------------------------------------------------------------------------------------------------------------------
     Revenue Bonds Issued by and Prime Responsibility of Municipalities:
     4.25--8.1% serial revenue bonds due through 2008 ..............................          $  238,908          $  198,933
     5.4--8.5% term revenue bonds due through 2019 .................................             764,876             845,476
     Adjustable-rate revenue bonds due through 2013 ................................              86,590              86,965
                                                                                              ----------          ----------
     Total .........................................................................           1,090,374           1,131,374
                                                                                              ----------          ----------

     Revenue Bonds Issued by Municipal Agencies with Sufficient Service
     Revenues Guaranteed by Third Parties:
     4.95--8.9% serial revenue bonds due through 2007 ..............................              62,886              71,006
     7.25--7.4% term revenue bonds due 1999 through 2011 ...........................             105,859             105,901
     Adjustable-rate revenue bonds due through 2011 ................................             121,723             127,820
                                                                                              ----------          ----------

     Total .........................................................................             290,468             304,727
                                                                                              ----------          ----------
     Other project debt ............................................................             119,848             115,102
                                                                                              ----------          ----------

     Total long-term project debt ..................................................          $1,500,690          $1,551,203
                                                                                              ==========          ==========

     Project debt associated with the financing of waste-to-energy facilities is generally arranged by municipalities through the issuance of tax-exempt and taxable revenue bonds. The category, "Revenue Bonds Issued by and Prime Responsibility of Municipalities," includes bonds issued with respect to which debt service is an explicit component of the client community's obligation under the related service agreement. In the event that a municipality is unable to satisfy its payment obligations, the bondholders' recourse with respect to the Corporation is limited to the waste-to-energy facilities and restricted funds pledged to secure such obligations. The category,


                                                            OGDEN CORPORATION/29

     "Revenue Bonds Issued by Municipal Agencies with Sufficient Service Revenues Guaranteed by Third Parties," includes bonds issued to finance three facilities for which contractual obligations of third parties to deliver waste ensure sufficient revenues to pay debt service, although such debt service is not an explicit component of the third parties' service fee obligations.

          Payment obligations for the project debt associated with waste-to-energy facilities are nonrecourse to the Corporation subject to construction and operating performance guarantees and commitments. These obligations are secured by the revenues pledged under various indentures and are collateralized principally by a mortgage lien and a security interest in each of the respective waste-to-energy facilities and related assets. At December 31, 1996, such revenue bonds were collateralized by property, plant, and equipment with a net carrying value of $1,509,110,000, credit enhancements of approximately $170,000,000 for which Ogden has certain reimbursement obligations, and substantially all restricted funds (see Note 4).

          The interest rates on adjustable-rate revenue bonds are adjusted periodically to reflect current market rates for similar issues, generally with an upside cap of 15%. The average rate for such revenue bonds was 4.6% and 5.28% in 1996 and 1995, respectively.

          Other project debt includes an obligation of a special-purpose limited partnership acquired by two special-purpose subsidiaries of Ogden in December 1994 and represents the lease of a geothermal power plant, which has been accounted for as a financing. This obligation, which amounted to $86,709,000 at December 31, 1996, has an effective interest rate of 5.3% and extends through 2008 with options to renew for additional periods and has a fair market value purchase option at the conclusion of the initial term. Payment obligations under this lease arrangement are limited to assets of the limited partnership and revenues derived from a power purchase agreement with a third party, which are expected to provide sufficient revenues to make rental payments. Such payment obligations are secured by all the assets, revenues, and other benefits derived from the geothermal power plant, which had a net carrying value of approximately $106,811,000 at December 31, 1996. In September 1995, the Corporation borrowed $20,984,000 from a financial institution as part of the refinancing of project debt in the category "Revenue Bonds Issued by and Prime Responsibility of Municipalities." The debt service associated with this loan is included as an explicit component of the client community's obligation under the related service agreement. A portion of the funds was retained in the Corporation's restricted funds and is loaned to the community each month to cover the community's monthly service fees. The Corporation's repayment for the other part of the loan is limited to the extent repayment is received from the client community. This overall obligation totaled $18,839,000 at December 31, 1996, has an effective interest rate of 7.05%, and extends through 2005. In addition, other project debt includes $14,300,000 assumed in August 1996 as part of the acquisition of Bataan. The debt is due to financial institutions and bears interest at an adjustable rate equal to the three-month LIBOR rate plus 3.5% (9.2% at December 31, 1996). The debt extends through 2001 and is secured by all the assets of Bataan, which had a net carrying value of approximately $32,761,000 at December 31, 1996.

          At December 31, 1996, Ogden had three interest rate swap agreements as hedges against interest rate exposure on certain adjustable-rate revenue bonds. The first two interest rate swap agreements expire in May 1999 and the third swap expires in 2019 and had notional amounts at December 31, 1996, of $91,070,000, $33,485,000, and $80,220,000, respectively, which are reduced in accordance with the scheduled repayments of the revenue bonds. Under the first swap agreement, Ogden pays a fixed rate of 3.95% per annum on a semi-annual basis and receives a floating rate based on an index of tax-exempt, variable-rate obligations. Under the second swap agreement, Ogden pays a fixed rate of 5.25% per annum on a semi-annual basis and receives a floating rate based on a defined commercial paper rate. Under the third swap agreement, Ogden pays a fixed rate of 6.07% per annum on a semi-annual basis through 1998 and thereafter a fixed rate of 5.18% per annum and receives a floating rate based on a defined LIBOR-based rate. At December 31, 1996, the floating rates on the three swaps were 3.66%, 5.72%, and 5.6%, respectively. These swap agreements were entered into to convert from floating rates to fixed interest rates $91,070,000 of tax-exempt, adjustable-rate revenue bonds and $113,705,000 of taxable, adjustable-rate revenue bonds. The counterparties to these interest rate swaps are major financial institutions. Management believes the credit risk associated with nonperformance by the counterparties is not significant.

          Amounts (received) or paid on these swap agreements amounted to $700,000, $(230,000), and $1,400,000 for 1996, 1995, and 1994,
     respectively, and were charged or (credited) to debt service charges. The effect on Ogden's weighted-average borrowing rate was an increase (decrease) of .04%, (.01)%, and .09% for 1996, 1995, and 1994,
     respectively.

          The maturities on long-term project debt (expressed in thousands of dollars) at December 31, 1996, were as follows:

     1997 .....................................................    $   60,966
     1998 .....................................................        74,171
     1999 .....................................................        80,101
     2000 .....................................................        80,305
     2001 .....................................................        89,470
     Later years ..............................................     1,176,643
                                                                   ----------
     Total ....................................................     1,561,656
     Less current portion .....................................        60,966
                                                                   ----------
     Total long-term project debt .............................    $1,500,690
                                                                   ==========


30/OGDEN CORPORATION

11.  Credit Arrangements

     At December 31, 1996, Ogden had unused revolving credit lines amounting to $217,350,000, of which $200,000,000 is available under its principal revolving credit line at various borrowing rates including prime, the Eurodollar rate plus .30%, or certificate-of-deposit rates plus .425%. Ogden is not required to maintain compensating balances; however, Ogden pays a facility fee of 3/16 of 1% on its principal revolving credit line of $200,000,000, which expires October 29, 1998.

12.  Convertible Subordinated Debentures

     Convertible subordinated debentures (expressed in thousands of dollars) consisted of the following:

                                                         1996        1995
     ---------------------------------------------------------------------
     6% debentures due June 1, 2002 .............    $ 85,000    $ 85,000
     5 3/4% debentures due October 20, 2002 .....      63,650      63,650
                                                     --------    --------
     Total ........................................  $148,650    $148,650
                                                     ========    ========

     The 6% convertible subordinated debentures are convertible into Ogden common stock at the rate of one share for each $39.077 principal amount of debentures. The debentures are redeemable at Ogden's option at 101.8% of principal amount during the year commencing June 1, 1996, and at decreasing prices thereafter. The 5 3/4% convertible subordinated debentures are convertible into Ogden common stock at the rate of one share for each $41.772 principal amount of debentures. The debentures are redeemable at Ogden's option at 100% of face value.

13.  Preferred Stock

     The outstanding Series A $1.875 Cumulative Convertible Preferred Stock is convertible at any time at the rate of 5.97626 common shares for each preferred share. Ogden may redeem the outstanding shares of preferred stock at $50 per share, plus all accrued dividends. These preferred shares are entitled to receive cumulative annual dividends at the rate of $1.875 per share, plus an amount equal to 150% of the amount, if any, by which the dividend paid or any cash distribution made on the common stock in the preceding calendar quarter exceeded $.667 per share.

14.  Common Stock and Stock Options

     In 1986, Ogden adopted a nonqualified stock option plan (the "1986 Plan"). Under this plan, options and/or stock appreciation rights were granted to key management employees to purchase Ogden common stock at prices not less than the fair market value at the time of grant, which became exercisable during a five-year period from the date of grant. Options were exercisable for a period of ten years after the date of grant. As adopted and as adjusted for stock splits, the 1986 Plan called for up to an aggregate of 2,700,000 shares of Ogden common stock to be available for issuance upon the exercise of options and stock appreciation rights, which were granted over a 10-year period ending March 10, 1996. At December 31, 1996, all of the authorized shares of this plan had been granted.

          In October 1990, Ogden adopted a nonqualified stock option plan (the "1990 Plan"). Under this plan, nonqualified options, incentive stock options, and/or stock appreciation rights and stock bonuses may be granted to key management employees and outside directors to purchase Ogden common stock at an exercise price to be determined by the Ogden Compensation Committee, which become exercisable during the five-year period from the date of grant. These options are exercisable for a period of ten years after the date of grant. Pursuant to the 1990 Plan, which was amended in 1994 to increase the number of shares available by 3,200,000 shares, an aggregate of 6,200,000 shares of Ogden common stock became available for issuance upon the exercise of such options, rights, and bonuses, which may be granted over a 10-year period ending October 11, 2000; 2,053,000 shares were available for grant at December 31, 1996.

          Under the foregoing plans, Ogden issued 4,442,500 limited stock appreciation rights in conjunction with the stock options granted. These limited rights are exercisable only during the period commencing on the first day following the occurrence of any of the following events and terminate 90 days after such date: the acquisition by any person of 20% or more of the voting power of Ogden's outstanding securities; the approval by Ogden shareholders of an agreement to merge or to sell substantially all of its assets; or the occurrence of certain changes in the membership of the Ogden Board of Directors. The exercise of these limited rights entitles participants to receive an amount in cash with respect to each share subject thereto, equal to the excess of the market value of a share of Ogden common stock on the exercise date or the date these limited rights became exercisable, over the related option price.

          In connection with the acquisition of the minority interest of OPI, Ogden assumed the pre-existing OPI stock option plan then outstanding and converted these options into options to acquire shares of Ogden common stock. No further options will be granted under this plan.


                                                            OGDEN CORPORATION/31

          The Corporation has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for these stock option plans. Had compensation cost for the options granted in 1996 and 1995 under these plans been determined consistent with the provisions of SFAS No. 123, using the binomial option-pricing model with the following assumptions --dividend yield of 5.7% and 6.2%, volatility of 22.74% and 24.77%, risk-free interest rate of 5.42% and 7.72%, and an expected life of 7.5 years--the effect on net income and earnings per share for 1996 and 1995 would not have been significant.

          Information regarding the Corporation's stock option plans is summarized as follows:

                                                                      Option                                         Available
                                                                       Price                                               For
                                                                   Per Share     Outstanding      Exercisable            Grant
     -------------------------------------------------------------------------------------------------------------------------
     1986 Plan:
     December 31, 1993, balance .........................      $14.98-$28.54       1,030,687          762,687          115,500
     Granted ............................................             $22.50         115,500                          (115,500)
     Became exercisable .................................      $18.31-$28.54                          134,000
     Exercised ..........................................             $14.98         (18,644)         (18,644)
                                                               -------------       ---------        ---------        ---------

     December 31, 1994, balance .........................      $14.98-$28.54       1,127,543          878,043
     Became exercisable .................................      $18.31-$28.54                          157,100
     Exercised ..........................................             $14.98         (16,618)         (16,618)
                                                               -------------       ---------        ---------        ---------

     December 31, 1995, balance .........................      $14.98-$28.54       1,110,925        1,018,525
     Became exercisable .................................             $22.50                           23,100
     Exercised ..........................................             $14.98        (235,425)        (235,425)
                                                               -------------       ---------        ---------        ---------

     December 31, 1996, balance .........................      $22.50-$28.54         875,500          806,200
                                                               -------------       ---------        ---------        ---------

     1990 Plan:
     December 31, 1993, balance .........................      $18.31-$23.56       2,640,000        1,433,300          237,000
     Increase in authorized option shares ...............                                                            3,200,000
     Granted ............................................      $21.50-$22.50       1,169,500                        (1,169,500)
     Became exercisable .................................      $18.31-$20.31                          507,500
     Exercised ..........................................      $18.31-$20.31        (109,000)        (109,000)
     Cancelled ..........................................      $18.31-$23.56        (115,000)         (32,000)         115,000
                                                               -------------       ---------        ---------        ---------

     December 31, 1994, balance .........................      $18.31-$23.56       3,585,500        1,799,800        2,382,500
     Granted ............................................      $20.06-$22.69         409,000                          (409,000)
     Became exercisable .................................      $18.31-$23.56                          699,900
     Exercised ..........................................      $18.31-$21.31        (129,000)        (129,000)
     Cancelled ..........................................      $18.31-$23.56        (184,700)         (34,000)         184,700
                                                               -------------       ---------        ---------        ---------

     December 31, 1995, balance .........................      $18.31-$23.56       3,680,800        2,336,700        2,158,200
     Granted ............................................      $21.00-$21.94         252,500                          (252,500)
     Became exercisable .................................      $18.31-$23.56                          346,800
     Exercised ..........................................      $18.31-$21.31        (129,000)        (129,000)
     Cancelled ..........................................      $18.31-$23.56        (147,300)         (84,300)         147,300
                                                               -------------       ---------        ---------        ---------

     December 31, 1996, balance .........................      $18.31-$23.56       3,657,000        2,470,200        2,053,000
                                                               -------------       ---------        ---------        ---------

     Conversion of OPI Plan:
     December 29, 1994 ..................................      $14.17-$29.46         266,561          266,561
                                                               -------------       ---------        ---------        ---------
     December 31, 1995, balance .........................      $14.17-$29.46         266,561          266,561
     Exercised ..........................................             $14.17         (19,740)         (19,740)
     Cancelled ..........................................             $14.17          (3,360)          (3,360)
                                                               -------------       ---------        ---------        ---------

     December 31, 1996, balance .........................      $14.17-$29.46         243,461          243,461
                                                               -------------       ---------        ---------        ---------

     Total December 31, 1996 ............................      $14.17-$29.46       4,775,961        3,519,861        2,053,000
                                                               =============       =========        =========        =========

     At December 31, 1996, there were 10,816,264 shares of common stock reserved for the exercise of stock options and the conversion of preferred shares and debentures.


32/OGDEN CORPORATION

15.  Preferred Stock Purchase Rights

     In 1990, the Board of Directors declared a dividend of one preferred stock purchase right (Right) on each outstanding share of common stock. Among other provisions, each Right may be exercised to purchase a one one-hundredth share of a new series of cumulative participating preferred stock at an exercise price of $80, subject to adjustment. The Rights may only be exercised after a party has acquired 15% or more of the Corporation's common stock or commenced a tender offer to acquire 15% or more of the Corporation's common stock. The Rights do not have voting rights, expire October 2, 2000, and may be redeemed by the Corporation at a price of $.01 per Right at any time prior to the acquisition of 15% of the Corporation's common stock.

          In the event a party acquires 15% or more of the Corporation's outstanding common stock in accordance with certain defined terms, each Right will then entitle its holders (other than such party) to purchase, at the Right's then-current exercise price, a number of the Corporation's common shares having a market value of twice the Right's exercise price. At December 31, 1996, 49,744,527 Rights were outstanding.

16.  Sale of Businesses and Limited Partnership Interests

     Revenues for 1996 include a net gain of $13,163,000 relating to the sale of certain noncore businesses. In 1994, revenues include $26,100,000 from the sale of limited partnership interests in and related tax benefits of the Onondaga County waste-to-energy facility, which was partially offset by the recapture of investment tax credits and minority interests.

17.  Foreign Exchange

     Foreign exchange translation adjustments for 1996, 1995, and 1994, amounting to $(3,111,000), $(1,258,000), and $3,240,000, respectively, have been credited (charged) directly to Shareholders' Equity. Foreign exchange transaction adjustments, amounting to $(215,000), $1,590,000, and $(1,844,000), have been credited (charged) directly to income for 1996, 1995, and 1994, respectively.

18.  Debt Service Charges

     Debt service charges for Ogden's project debt (expressed in thousands of dollars) consisted of the following:

                                                                                           1996            1995            1994
     --------------------------------------------------------------------------------------------------------------------------
     Interest incurred on taxable and tax-exempt borrowings ...................        $107,595        $112,029        $109,586

     Interest earned on temporary investment
     of certain restricted funds ..............................................           4,256           4,908           6,782
                                                                                       --------        --------        --------

     Net interest incurred ....................................................         103,339         107,121         102,804

     Interest capitalized during construction in property,
     plant, and equipment .....................................................             485           1,512           8,893
                                                                                       --------        --------        --------

     Interest expense--net ....................................................         102,854         105,609          93,911
     Amortization of bond issuance costs ......................................           7,201           6,241           6,447
                                                                                       --------        --------        --------

     Debt service charges .....................................................        $110,055        $111,850        $100,358
                                                                                       ========        ========        ========


   19.  Retirement Plans

     Ogden has retirement plans that cover substantially all of its employees. A substantial portion of hourly employees of Ogden Services Corporation participates in defined contribution plans. Other employees participate in defined benefit or defined contribution plans.

          The defined benefit plans provide benefits based on years of service and either employee compensation or a flat benefit amount. Ogden's funding policy for those plans is to contribute annually an amount no less than the minimum funding required by ERISA. Contributions are intended to provide not only benefits attributed to service to date but also for those expected to be earned in the future.


                                                            OGDEN CORPORATION/33

          The following table sets forth the defined benefit plans' funded status and related amounts recognized in Ogden's Consolidated Balance Sheets (expressed in thousands of dollars):


                                                                                        1996                       1995
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                   Assets  Accumulated       Assets     Accumulated
                                                                                   Exceed     Benefits       Exceed        Benefits
                                                                              Accumulated       Exceed  Accumulated          Exceed
                                                                                 Benefits       Assets     Benefits          Assets
     -------------------------------------------------------------------------------------------------------------------------------
     Accumulated Benefit Obligation:
     Vested ..................................................................   $  8,820     $ 10,480     $  7,015        $  9,724
     Nonvested ...............................................................        314          442          389             501
                                                                                 --------     ---------    ---------       ---------

     Total ...................................................................   $  9,134     $ 10,922     $  7,404        $ 10,225
                                                                                 ========     =========    =========       =========

     Projected benefit obligation for services
     rendered to date ........................................................   $ 12,715     $ 15,355     $ 10,773        $ 14,319
     Plan assets at fair value ...............................................     13,495        5,764       10,325           5,581
                                                                                 --------     ---------    ---------       ---------

     Over (underfunded) projected benefits ...................................   $    780     $ (9,591)    $   (448)       $ (8,738)
                                                                                 ========     =========    =========       =========

     Source of Underfunded Status:
     Unrecognized net gain (loss) from past experience
     different from that assumed and effects of
     changes in assumptions ..................................................   $    588     $ (1,037)    $   (480)       $ (1,241)
     Unrecognized net transition asset (obligation)
     at January 1, 1986, being recognized
     over 15 years ...........................................................        417         (320)         494            (400)
     Pension liability costs .................................................       (688)      (5,916)        (961)         (4,146)
     Unrecognized prior service costs ........................................        463       (2,318)         499          (2,951)
                                                                                 --------     ---------    ---------       ---------

     Over (underfunded) projected benefits ...................................   $    780     $ (9,591)    $   (448)       $ (8,738)
                                                                                 ========     =========    =========       =========

     At December 31, 1996 and 1995, the accumulated benefit obligation of certain pension plans exceeded plan assets. The Corporation's liability for those plans was increased by $1,463,000 and $2,033,000 at December 31, 1996 and 1995, respectively. Such amounts were offset by intangible assets and reductions in Shareholders' Equity, net of income taxes of $565,000 and $760,000 at December 31, 1996 and 1995, respectively.

          At December 31, 1996, the Corporation has designated $11,000,000 of its marketable securities (Note 2) as pertaining to a nonqualified pension plan that is underfunded by $7,000,000, which underfunding is reflected above under plans in which accumulated benefits exceeded assets.

          Pension costs for Ogden's defined plans included the following components (expressed in thousands of dollars):

                                                                               1996            1995              1994
     ----------------------------------------------------------------------------------------------------------------
     Service cost on benefits earned during the period ............         $ 2,139          $ 2,078          $ 1,979
     Interest cost on projected benefit obligation ................           1,900            1,716            1,629
     Net amortization and deferral ................................           2,268            2,584             (436)
     Actual return on plan assets .................................          (2,746)          (3,260)              32
                                                                            -------          -------          -------
     Net periodic pension cost ....................................         $ 3,561          $ 3,118          $ 3,204
                                                                            =======          =======          =======

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7 1/2% and 4 1/2% for 1996 and 1995 and 8 1/4% and 5% for 1994, respectively. The expected long-term rate of return on plan assets was 8% for each year.

          Contributions and costs for defined contribution plans are determined by benefit formulas based on percentage of compensation as well as discretionary contributions and totaled $7,954,000, $10,358,000, and $12,052,000 in 1996, 1995, and 1994, respectively. Plan assets at December 31, 1996, 1995, and 1994, primarily consisted of common stocks, United States government securities, and guaranteed insurance contracts.

          With respect to union employees, the Corporation is required under contracts with various unions to pay, generally based on hours worked, retirement, health, and welfare benefits. These multiemployer defined benefit and defined contribution plans are not controlled or administered by the Corporation. The amount charged to expense for such plans during 1996, 1995, and 1994 was $26,600,000, $27,900,000, and $30,100,000,
     respectively.

20.  Postretirement Health Care and Life Insurance Benefits

     In 1992, the Corporation discontinued its policy of providing postretirement health care and life insurance benefits for all salaried employees, except those employees who were retired or eligible for retirement at December 31, 1992, or who were covered under certain company-sponsored union plans. The Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 1, 1993. SFAS No. 106 requires the accrual method of accounting for postretirement health care and life insurance benefits, based on actuarial determined costs to be recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for such benefits.


34/OGDEN CORPORATION

          For the years ended December 31, 1996, 1995, and 1994, the components of the periodic expense for these benefits were as follows:

     Recognition of Components of Net Periodic Postretirement Benefit Costs for the Years Ended December 31:

                                                                                 1996                 1995                  1994
     ---------------------------------------------------------------------------------------------------------------------------
     Service costs .............................................           $  126,879           $  131,966            $  162,107
     Interest ..................................................              806,016              755,944               775,142
     Amortization of unrecognized net (gain) loss ..............               18,481              (22,113)               67,820
                                                                           ----------           ----------            ----------
     Total .....................................................           $  951,376           $  865,797            $1,005,069
                                                                           ==========           ==========            ==========

          As of December 31, 1996, 1995, and 1994, the actuarial recorded liabilities for these postretirement benefits, none of which have been funded, were as follows:

     Accumulated Postretirement Benefit Obligation:

     Retirees ..................................................           $ 5,618,399           $ 4,352,614           $ 3,884,885
     Eligible active participants ..............................             4,616,340             4,832,637             4,581,234
     Other active ..............................................               959,853             1,740,792             1,480,725
                                                                           -----------           -----------           -----------

     Total accumulated postretirement obligation ...............            11,194,592            10,926,043             9,946,844

     Unrecognized net loss .....................................               603,201               611,978               117,947
                                                                           -----------           -----------           -----------

     Accrued postretirement benefit liability ..................           $10,591,391           $10,314,065           $ 9,828,897
                                                                           ===========           ===========           ===========

     The accumulated postretirement benefit obligation was determined using a discount rate of 7 1/2% for 1996 and 1995 and 8 1/4% for 1994; an estimated increase in compensation levels of 4 1/2% for 1996 and 1995 and 5% for 1994; and a health care cost rate of approximately 14 1/2%, decreasing in subsequent years until it reaches 6% in the year 2008 and thereafter. The effect of a one percentage point increase in the assumed health care cost trend rates for each future year on the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost and the accumulated postretirement benefit obligation for health care benefits would be $78,623 and $734,319, respectively.

21.  Impairment of Long-Lived Assets

     Ogden adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in the fourth quarter of 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity, including any goodwill related to these assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In performing this review for recoverability, the Corporation estimated future cash flows expected from the use of such assets and their eventual disposition. If the sum of expected future cash flows (undiscounted) was less than the carrying value of the assets, an impairment loss was recognized. The Statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying value or fair value less the costs to sell.

          The effect of recognizing SFAS No. 121 resulted in a pretax charge of $45,300,000 and an after-tax charge of $34,700,000, or $.70 per share. This charge included estimated losses on the disposal of noncore businesses, as announced in the fourth quarter of 1995, of $32,800,000 and the write-down of other long-lived assets of $12,500,000. The loss of $32,800,000 on the assets to be disposed of was based on the Corporation's estimate of realizable or liquidation values of the operations and bids received from prospective purchasers. The impairment loss of $12,500,000 on other long-lived assets represents the difference between the carrying amount of the assets and their estimated fair values, which was determined based on operating projections and future discounted cash flows. The remaining carrying value of these assets is not significant. These amounts were charged to cost of goods sold ($4,500,000) and operating expenses ($40,800,000) in the accompanying 1995 financial statements.

22.  Other Charges--1995

     During 1995, the Corporation recognized unusual charges of $37,500,000, which were reduced by a $13,500,000 gain on the sale of a noncore business in the fourth quarter for a net pretax charge of $24,000,000 and an after-tax charge of $14,200,000 or $.29 per share. The charge of $37,500,000 includes, in the second quarter, $17,100,000 at Ogden Communications, Inc. (OCI), for the write-off of receivables of $10,300,000 and related costs recorded in connection with a telecommunications project at OCI, as well as a loss on the disposal of inventory of $3,900,000 and costs related to the curtailment of operations of $2,900,000; and in the fourth quarter, $8,200,000 for costs, principally severance pay relating to restructuring activities, and $12,200,000 representing the write-down of deferred charges relating to a previously awarded waste-to-energy project that is not expected to be completed; unusual waste-to-energy repair costs; and an adjustment of inventory balances resulting from a physical inventory. The $17,100,000 charge at OCI resulted from a review of the activities of this unit, during which the Corporation concluded that contracts and other documentation did not provide a basis for recovering any of the accounts receivable related to the telecommunications project and that the sale of inventory would not recover its full carrying value. In addition, the Corporation decided to discontinue the business of OCI and estimated the costs relating thereto.


                                                            OGDEN CORPORATION/35

          These amounts were charged to sales allowances ($10,300,000); operating costs ($3,800,000); cost of goods sold ($6,000,000); and selling, administrative, and general expenses ($3,900,000) in the accompanying financial statements. The gain on the sale of the noncore business of $13,500,000 was included as a reduction of operating expenses. In addition, 1995 operating expenses include $3,500,000 for the settlement of litigation relating to the discontinuance of the fixed-site hazardous waste business.

23.  Income Taxes

     The components of the provision for income taxes (expressed in thousands of dollars) were as follows:

                                                 1996       1995        1994
     ------------------------------------------------------------------------
     Current:

     Federal................................  $14,661     $ 6,444     $10,141
     State..................................    9,048       5,038      11,616
     Foreign................................    2,425       4,602       2,422
                                              -------     -------     -------
     Total current..........................   26,134      16,084      24,179
                                              =======     =======     =======

     Deferred:

     Federal................................   18,984      17,120      36,520
     State..................................    1,043       1,033       1,184
                                              -------     -------     -------

     Total deferred.........................   20,027      18,153      37,704
                                              -------     -------     -------

     Total provision for income taxes.......  $46,161     $34,237     $61,883
                                              =======     =======     =======

     The current provision for Federal income taxes results principally from the alternative minimum tax.

          The provision for income taxes (expressed in thousands of dollars) varied from the Federal statutory income tax rate due to the following:

                                                                   1996                      1995                    1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Percent                     Percent                Percent
                                                                       of Income                   of Income              of Income
                                                          Amount          Before      Amount          Before      Amount     Before
                                                          of Tax           Taxes      of Tax           Taxes      of Tax      Taxes
------------------------------------------------------------------------------------------------------------------------------------
Taxes at statutory rate .........................       $ 38,374            35.0%    $ 14,184           35.0%   $ 48,777      35.0%
State income taxes, net of
Federal tax benefit .............................          6,559             5.9        3,946            9.7       8,320       6.0
Settlement of tax liability
with former subsidiary ..........................         (2,638)           (2.4)
Recapture (benefit) of
investment tax credits ..........................                                                                  1,807       1.3
Foreign taxes and non-
deductible foreign losses .......................            738              .7        6,694           16.5       1,425       1.0
Amortization of goodwill ........................          1,070             1.0        1,206            3.0       1,030        .7
Write-down of goodwill ..........................            648              .6        5,263           13.0
Pooling-related taxes and costs .................                                       1,807            4.5
Other--net ......................................          1,410             1.3        1,137            2.8         524        .4
                                                        --------            -----    --------           -----   --------      -----
Provision for
income taxes ....................................       $ 46,161            42.1%    $ 34,237           84.5%   $ 61,883      44.4%
                                                        ========            =====    ========           =====   ========      =====

          The components of the net deferred income tax liability (expressed in thousands of dollars) as of December 31, 1996 and 1995, were as follows:

                                                          1996      1995

      ------------------------------------------------------------------
      Deferred Tax Assets:

      Deferred income...............................  $  8,200  $ 14,387
      Accrued expenses..............................    62,904    47,125
      Other liabilities.............................    24,936    13,500
      Investment tax credits........................    24,081    28,930
      Alternative minimum tax credits...............    46,917    27,521
      Net operating loss carryforwards..............    58,066   120,298
                                                      --------  --------
      Total deferred tax assets.....................   225,104   251,761
                                                      --------  --------
      Deferred Tax Liabilities:

      Unbilled accounts receivable..................    46,270    48,734
      Property, plant, and equipment................   440,293   448,334
      Other.........................................    33,032    33,114
                                                      --------  --------
      Total deferred tax liabilities................   519,595   530,182
                                                      --------  --------
      Net deferred tax liability....................  $294,491  $278,421
                                                      ========  ========


36/OGDEN CORPORATION

       Deferred tax assets and liabilities (expressed in thousands of dollars) are presented as follows in the accompanying balance sheets:

                                                          1996      1995
      -------------------------------------------------------------------
      Net deferred tax liability--noncurrent.........  $325,925  $310,400
      Less net deferred tax asset--current...........    31,434    31,979
                                                       --------  --------
      Net deferred tax liability....................   $294,491  $278,421
                                                       ========  ========

     At December 31, 1996, for Federal income tax purposes, the Corporation had investment and energy tax credit carryforwards of approximately $24,081,000 and net operating loss carryforwards of approximately $144,954,000, which will expire in 2004 through 2008. Deferred Federal income taxes have been reduced by the tax effect of these amounts.

24.  Leases

     Total rental expense amounted to $91,351,000, $93,396,000, and $77,190,000
     (net of sublease income of $1,427,000, $193,000, and $328,000) for 1996,
     1995, and 1994, respectively. Included in rental expense are amounts based on contingent factors (principally sales) in excess of minimum rentals amounting to $20,970,000, $21,676,000, and $15,181,000 for 1996, 1995, and
     1994, respectively. Principal leases are for leaseholds, sale and leaseback arrangements on waste-to-energy facilities, trucks and automobiles, airplane, and machinery and equipment. Some of these operating leases have renewal options.

          The following is a schedule (expressed in thousands of dollars), by year, of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996:

     1997..................................................... $ 70,948
     1998.....................................................   70,020
     1999.....................................................   63,942
     2000.....................................................   60,168
     2001.....................................................   50,110
     Later years..............................................  310,218
                                                               --------
     Total.................................................... $625,406
                                                               ========

          These future minimum rental payment obligations include $100,209,000 of future nonrecourse rental payments that relate to a waste-to-energy facility, which are supported by third-party commitments to provide sufficient service revenues to meet such obligations. Also included are $75,068,000 of nonrecourse rental payments relating to a hydroelectric power generating facility operated by a special-purpose subsidiary, which are supported by contractual power purchase obligations of a third party and which are expected to provide sufficient revenues to make the rent payments. These nonrecourse rental payments (in thousands of dollars) are due as follows:

     1997..................................................... $ 19,197
     1998.....................................................   19,492
     1999.....................................................   20,797
     2000.....................................................   21,402
     2001.....................................................   21,402
     Later years..............................................   72,987
                                                               --------
     Total.................................................... $175,277
                                                               ========

25.  Earnings Per Share

     Earnings per common share were computed by dividing net income, reduced by preferred stock dividend requirements, by the weighted average of the number of shares of common stock and common stock equivalents, where dilutive, outstanding during each year.

          Earnings per common share, assuming full dilution, were computed on the assumption that all convertible debentures, convertible preferred stock, and stock options converted or exercised during each year or outstanding at the end of each year were converted at the beginning of each year or at the date of issuance or grant, if dilutive. This computation provided for the elimination of related convertible debenture interest and preferred dividends.

          The weighted-average number of shares used in computing earnings per common share was as follows:

                                                 1996         1995          1994
     ---------------------------------------------------------------------------
     Primary.............................  49,663,000   49,385,000    43,610,000
     Assuming full dilution..............  49,953,000   49,691,000    43,939,000


                                                            OGDEN CORPORATION/37

   26.   Commitments and Contingent Liabilities

     Ogden and certain of its subsidiaries have issued or are party to performance bonds and guarantees and related contractual obligations undertaken mainly pursuant to agreements to construct and operate certain waste-to-energy, entertainment, and other facilities. In the normal course of business, they are involved in legal proceedings in which damages and other remedies are sought. Management does not expect that these contractual obligations, legal proceedings, or any other contingent obligations incurred in the normal course of business will have a material adverse effect on Ogden's Consolidated Financial Statements.

          During 1994, a subsidiary of the Corporation entered into a 30-year facility management contract pursuant to which it agreed to advance funds to a customer, if necessary, to assist refinancing senior secured debt incurred in connection with construction of the facility. Such refinancing requirements are currently scheduled to amount to $75,000,000 at the refinancing date, which is January 1, 2001. It is expected that these arrangements will be renegotiated to provide for an Ogden obligation to purchase such senior secured debt in the amount of $95,000,000 at the end of March 2000 if the debt is not refinanced. In addition, at December 31, 1996, the Corporation has guaranteed indebtedness of $16,100,000 of an affiliate and principal tenant of this customer, which is due in September 1997. Ogden continues as guarantor of surety bonds and letters of credit totaling approximately $15,100,000 on behalf of International Terminal Operating Co. Inc. (ITO) and has guaranteed borrowings of certain customers amounting to approximately $26,700,000, as well as $10,500,000 of borrowings of joint ventures in which Ogden has equity interests. Management does not expect that these arrangements will have a material adverse effect on Ogden's Consolidated Financial Statements.

          At December 31, 1996, capital commitments amounted to $121,900,000, which included $44,500,000 for normal replacement, modernization, and growth in Services' ($35,100,000) and Energy's ($9,400,000) operations. Also included was $74,600,000 for a coal-fired power project in The Philippines reflecting $55,200,000 for a mandatory equity contribution, $5,700,000 for contingent equity contributions, and $13,700,000 for a standby letter of credit in support of debt service reserve requirements. Funding for the mandatory equity contribution has been provided by a credit facility, which must be repaid in December 2001. The Corporation also has a $2,800,000 contingent equity contribution in an entertainment joint venture. In addition, compliance with standards and guidelines under the Clean Air Act Amendments of 1990 may require further capital expenditures of $30,000,000 during the next four years.

27.  Information Concerning Business Segments

     Ogden classifies its business segments as Services and Energy (formerly Projects). The Services segment in 1996 includes a wide variety of services to the aviation, entertainment, and commercial real estate industries, as well as a contract manufacturing business. All of these services are provided to a wide range of customers. The Energy segment includes all of Ogden's waste-to-energy activities, its independent power business, the operation of two geothermal power stations and related well field activities and a hydroelectric power station, its water and wastewater project business, environmental consulting services, and its construction activities--all of which activities are commonly managed by Energy.

          In connection with Ogden's restructuring plan, the environmental business of Services was transferred to the Energy segment as of January 1, 1996. Amounts for 1995 and 1994 have been restated to reflect this transfer. In the first quarter of 1996, the environmental laboratory business of Energy was sold. In addition, Services sold the operations of W.J. Schafer Associates, Ogden Professional Services, and the Facility Services group's operations outside of New York and discontinued its asbestos abatement operations.

          Revenues and income from continuing operations (expressed in thousands of dollars) for the years ended December 31, 1996, 1995, and 1994, were as follows:

                                                                 1996         1995        1994
     -----------------------------------------------------------------------------------------
     Revenues:
     Services ............................................  $1,306,800  $1,415,239  $1,238,705
     Energy ..............................................     724,281     769,754     865,842
                                                            ----------  ----------  ----------
     Total revenues ......................................  $2,031,081  $2,184,993  $2,104,547
                                                            ==========  ==========  ==========

     Income from Operations:

     Services ............................................  $   45,645  $    5,122  $   46,185
     Energy ..............................................      81,665      56,428     108,626
                                                            ----------  ----------  ----------

     Total income from operations ........................     127,310      61,550     154,811

     Equity in Net Income of Investees and Joint Ventures:
     Services ............................................       3,279       2,443       2,045
     Energy ..............................................         325       4,423       5,638
                                                            ----------  ----------  ----------

     Total ...............................................     130,914      68,416     162,494
     Corporate unallocated income and expenses--net             (7,843)    (12,525)    (12,184)
     Corporate interest--net .............................     (13,430)    (15,365)    (10,946)
                                                            ----------  ----------  ----------

     Consolidated Income
     Before Income Taxes and Minority Interest ....,,,,,,,  $  109,641  $   40,526  $  139,364
                                                            ==========  ==========  ==========


38/OGDEN CORPORATION

          In 1995, income from operations of Services and Energy reflects pretax charges of $36,900,000 and $32,400,000, respectively, reflecting the adoption of SFAS No. 121 and other unusual charges (see Notes 21 and 22).

          Services' revenues include $121,000,000, $250,300,000, and
     $248,500,000 from the United States government contracts for the years ended December 31, 1996, 1995, and 1994, respectively.

          Total revenues by segment reflect sales to unaffiliated customers. In computing income from operations, none of the following have been added or deducted: unallocated corporate expenses, nonoperating interest expense, interest income, and income taxes.

          A summary (expressed in thousands of dollars) of identifiable assets, depreciation and amortization, and capital additions of continuing operations for the years ended December 31, 1996, 1995, and 1994, is as follows:

                                                Depreciation
                                 Identifiable            and        Capital
                                       Assets   Amortization      Additions
     ---------------------------------------------------------------------------
     1996
     Services ................     $  729,598     $   37,292     $   34,964
     Energy ..................      2,668,572         77,487         28,157
     Corporate ...............        199,362            484          1,070
                                   ----------     ----------     -----------

     Consolidated ............     $3,597,532     $  115,263     $   64,191
                                   ==========     ==========     ===========

     1995
     Services ................     $  813,591     $   37,936     $   49,940
     Energy ..................      2,646,979         70,805         42,875
     Corporate ...............        192,101            863             11
                                   ----------     ----------     -----------

     Consolidated ..,.........     $3,652,671     $  109,604     $   92,826
                                   ==========     ==========     ===========

     1994
     Services ...............      $  708,691     $   32,009     $   32,328
     Energy .................       2,647,975         56,710         87,297
     Corporate ..............         288,220          1,826             22
                                   ----------     ----------     -----------

     Consolidated ...........      $3,644,886     $   90,545     $  119,647
                                   ==========     ==========     ===========

     Ogden's areas of operations are principally in the United States. Operations outside of the United States are worldwide but primarily in Europe and South America. No single foreign country or geographic area is significant to the consolidated operations. Foreign operations' revenues, income from operations, and identifiable assets were $238,500,000, $10,900,000, and $275,100,000, respectively, for 1996.

28.  Supplemental Disclosure of Cash Flow Information

     (Expressed in thousands of dollars) ............       1996        1995        1994
     -----------------------------------------------------------------------------------
     Cash Paid for Interest and Income Taxes:
     Interest (net of amounts capitalized) ..........  $ 134,560   $ 140,878   $ 119,188
     Income taxes ...................................     20,552       9,885       8,298

     Noncash Investing and Financing Activities:
     Conversion of preferred shares for common shares          2           4           3
     Purchase of Minority Interest:
     Common stock issued ............................                             94,446
     Adjustment to net assets for excess of purchase
     price over book value of net assets acquired ...                             21,589

     Detail of Entities Acquired:
     Fair value of assets acquired ..................     38,019      32,293     158,212
     Liabilities assumed ............................    (21,051)    (16,819)   (125,808)
     Net cash paid for acquisitions .................     16,968      15,474      32,404

29.  Fair Value of Financial Instruments

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair-value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that Ogden would realize in a current market exchange.


                                                            OGDEN CORPORATION/39

          The estimated fair value (expressed in thousands of dollars) of financial instruments at December 31, 1996 and 1995, is summarized as follows:

                                                                         1996                          1995
      --------------------------------------------------------------------------------------------------------------
                                                              Carrying      Estimated      Carrying        Estimated
                                                                Amount     Fair Value        Amount       Fair Value
      --------------------------------------------------------------------------------------------------------------
      Assets:
      Cash and cash equivalents...........................  $  140,824     $  140,824   $    96,782      $    96,782
      Marketable securities--available for sale...........                                   13,339           13,339
      Receivables.........................................     721,846        725,075       789,397          791,712
      Restricted funds....................................     310,811        310,716       313,789          315,987
      Other assets........................................      23,799         23,799        21,495           21,495


      Liabilities:
      Long-term debt......................................     312,937        335,819       349,013          378,730
      Convertible subordinated debentures.................     148,650        142,546       148,650          137,608
      Project debt........................................   1,561,656      1,617,690     1,606,977        1,694,722
      Other liabilities...................................      21,245         18,330        27,178           22,735

      Off Balance-Sheet Financial Instruments:
      Unrealized losses on interest rate swap agreements..                      1,413                          6,839
      Unrealized gains on interest rate swap agreements...                        670                          1,103

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

          For cash and cash equivalents, the carrying value of these amounts is a reasonable estimate of their fair value. The fair value of long-term unbilled receivables is estimated by using a discount rate that approximates the current rate for comparable notes. Marketable securities' fair values are based on quoted market prices or dealer quotes. The fair value of restricted funds held in trust is based on quoted market prices of the investments held by the trustee. The fair value of noncurrent receivables is estimated by discounting the future cash flows using the current rates at which similar loans would be made to such borrowers based on the remaining maturities, consideration of credit risks, and other business issues pertaining to such receivables. Other assets, consisting primarily of insurance and escrow deposits and other miscellaneous financial instruments used in the ordinary course of business, are valued based on quoted market prices or other appropriate valuation techniques.

          Fair values for short-term debt and long-term debt were determined based on interest rates that are currently available to the Corporation for issuance of debt with similar terms and remaining maturities for debt issues that are not traded or quoted on an exchange. With respect to convertible subordinated debentures, fair values are based on quoted market prices. The fair value of project debt is estimated based on quoted market prices for the same or similar issues. Other borrowings and liabilities are valued by discounting the future stream of payments using the incremental borrowing rate of the Corporation. The fair value of the Corporation's interest rate swap agreements is the estimated amount that the Corporation would receive or pay to terminate the swap agreements at the reporting date based on third-party quotations. The fair value of Ogden financial guarantees provided on behalf of ITO and customers (see Note 26) would be zero because Ogden receives no fees associated with such commitments.

          The fair-value estimates presented herein are based on pertinent information available to management as of December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair-value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.


40/OGDEN CORPORATION

Independent Auditors' Report

Deloitte & Touche LLP                                 Two World Financial Center
                                                              New York, NY 10281

The Board of Directors and Shareholders of Ogden Corporation:

We have audited the accompanying consolidated balance sheets of Ogden Corporation and subsidiaries as of December 31, 1996 and 1995 and the related statements of shareholders' equity, consolidated income and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1996 and 1995 and the results of their operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, in 1995 the Corporation adopted Statement of Financial Accounting Standards No. 121 relating to long-lived assets and long-lived assets to be disposed of. In 1994 the Corporation changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards No. 112.


/s/ Deloitte & Touche LLP

February 10, 1997


                                                            OGDEN CORPORATION/41

Ogden Corporation and Subsidiaries
Report of Management

Ogden's management is responsible for the information and representations contained in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances to reflect in all material respects the substance of events and transactions that should be included and that the other information in the annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates of the expected effects of events and transactions currently being accounted for.

     In meeting its responsibility for the reliability of the financial statements, management depends on the Corporation's internal control structure. This structure is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. In designing control procedures, management recognizes that errors or irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of such controls. Management believes that the Corporation's internal control structure provides reasonable assurance that errors or irregularities that could be material to the financial statements are prevented and would be detected within a timely period by employees in the normal course of performing their assigned functions.

     The Board of Directors pursues its oversight role for these financial statements through the Audit Committee, which is composed solely of nonaffiliated directors. The Audit Committee, in this oversight role, meets periodically with management to monitor their responsibilities. The Audit Committee also meets periodically with the independent auditors and the internal auditors, both of whom have free access to the Audit Committee without management present.

     The independent auditors elected by the shareholders express an opinion on our financial statements. Their opinion is based on procedures they consider to be sufficient to enable them to reach a conclusion as to the fairness of the presentation of the financial statements.


/s/ R. Richard Ablon                         /s/ Philip G. Husby

R. Richard Ablon                             Philip G. Husby
Chairman of the Board,                       Senior Vice President,
President, and                               Chief Financial Officer, and
Chief Executive Officer                      Treasurer


42/OGDEN CORPORATION

Ogden Corporation and Subsidiaries
Quarterly Results of Operations

     1996 Quarter Ended                                                     March 31       June 30      Sept. 30       Dec. 31
     -------------------------------------------------------------------------------------------------------------------------
     (In thousands of dollars, except per-share amounts)
     Total revenues ..................................................     $ 520,672     $ 546,099     $ 500,641     $ 463,669
                                                                           ---------     ---------     ---------     ---------
     Gross profit ....................................................     $  82,522     $  88,751     $  91,111     $  85,013
                                                                           ---------     ---------     ---------     ---------
     Net income ......................................................     $   9,288     $  16,888     $  20,388     $  17,970
                                                                           ---------     ---------     ---------     ---------
     Earnings per common share .......................................     $    0.19     $    0.34     $    0.41     $    0.36
                                                                           ---------     ---------     ---------     ---------
     Earnings per common share--assuming full dilution ...............     $    0.19     $    0.34     $    0.40     $    0.36
                                                                           ---------     ---------     ---------     ---------

     1995 Quarter Ended                                                     March 31       June 30      Sept. 30       Dec. 31
     -------------------------------------------------------------------------------------------------------------------------
     (In thousands of dollars, except per-share amounts)
     Total revenues ..................................................     $ 502,408     $ 537,645     $ 588,402     $ 556,538
                                                                           ---------     ---------     ---------     ---------
     Gross profit ....................................................     $  85,650     $  82,406     $ 106,547     $  31,330
                                                                           ---------     ---------     ---------     ---------
     Net income ......................................................     $  12,092     $  10,080     $  23,828     $ (38,556)
                                                                           ---------     ---------     ---------     ---------
     Earnings (loss) per common share ................................     $    0.24     $    0.21     $    0.48     $   (0.78)
                                                                           ---------     ---------     ---------     ---------
     Earnings (loss) per common share--assuming full dilution ........     $    0.24     $    0.21     $    0.48     $   (0.78)
                                                                           ---------     ---------     ---------     ---------

Ogden Corporation and Subsidiaries
Price Range of Stock and Dividend Data

                                                                1996                      1995
     -----------------------------------------------------------------------------------------------
                                                           High       Low           High        Low

     Common:
     First Quarter...............................         23 7/8     19 3/8        21 1/2     18 1/2
     Second Quarter..............................         20 7/8     17 7/8        22 3/8     19 7/8
     Third Quarter...............................         21 5/8     18            23 7/8     22
     Fourth Quarter..............................         20 5/8     17 5/8        24         19 7/8
                                                    ------------------------------------------------

     Preferred:
     First Quarter...............................        128        128           120        113 1/2
     Second Quarter..............................        121        117 1/4          Not Traded
     Third Quarter...............................        125 1/2    125 1/2       134 3/8    134 3/8
     Fourth Quarter..............................            Not Traded           139        133 5/8
                                                    ------------------------------------------------

     Quarterly common stock dividends of $.3125 per share were paid to shareholders of record for the four quarters of 1996 and 1995, the dividends for the last quarters of 1996 and 1995 being paid in January of the subsequent years. Quarterly dividends of $.8376 were paid for the four quarters of 1996 and 1995 on the $1.875 preferred stock.


                                                            OGDEN CORPORATION/43